August 17, 2007

Ms. Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
Washington, DC  20549

Re:           Sun Life of Canada (U.S.) Variable Account I (“Registrant”)
Correspondence Response Related to Initial Registration Statement on Form N-6
File Nos. 811-09137 & 333-143354
Your letter dated July 23, 2007

Dear Ms. Marquigny:

Thank you for your recent correspondence regarding the File referenced above.  All comments are addressed in the same numerical sequence used in your letter of July 23, 2007.  The Commission staff’s comment is presented in italics with Registrant’s response following and headed “Response”.

1.           Risk/Benefit Summary (pp. 6-10)
Please revise the statement explaining why a life insurance policy is unsuitable as a short-term savings vehicle to indicate that it is because of the high surrender charge in early policy years.  Per Item 2(b), identify poor investment performance as a separate risk of purchasing the contract.  Also, please consider moving the Investment Options, Reinstatement and Supplemental Benefits sections from the risk section to the benefits summary.

Response:

The Risk/Benefit Summary has been revised to state life insurance is unsuitable as a short-term savings vehicle because surrender charges are highest in the early policy years.  The statement that poor investment performance can result in a loss of all or some of your investment has been segregated as a separate risk.  The Investment Options, Reinstatement and Supplemental Benefits sections have been moved to the Contract Benefits section of the Risk/Benefit Summary.

2.           Two Fee Schedules (pp. 11-16)
The fee tables reflect multiple charges that are assessed at different rates for contracts purchased with and without the Long Term Accumulation (“LTA”) Rider.  In your response letter, please explain why these contracts should not be filed on separate registration statements as they offer different features with significantly different price structures.

Response:

The Registrant does not believe that there is any requirement for two registration statements to be filed under the circumstances here presented. In this regard, even if the two versions of the Policies (i.e., with and without the Long Term Accumulation Rider) were embodied in different insurance policy forms, Registrant respectfully submits that it would be entirely appropriate to include both forms within the same Form N-6 registration statement. In this regard, General Instruction C(3)(c) to Form N-6 specifically recognizes that a single registration statement may be used to register multiple contracts, and the instruction addresses the question, among others, of how the disclosure should be structured when the fee information for one such contract differs from the fee information for another contract that is covered in the same prospectus.

Likewise, General Instruction C(3)(c) specifically contemplates that the same registration statement may be used to register a contract that is sold in both the group and the individual market.  Under such circumstances, the charges under the contract would frequently be significantly different when sold in the group market, as opposed to the individual market, and it appears to be this circumstance that the instruction contemplates. That is, the instruction addresses the question, among others, of how the disclosure should be structured when a prospectus sets forth fee information for a contract sold in the group market that differs from fee information that the same prospectus sets forth for that contract when sold in the individual market.

It is all the more appropriate to use a single registration statement in this case, in view of the fact that the Long Term Accumulation Rider is not embodied in a separate contract form. In this respect, the Long Term Accumulation Rider is similar to numerous other optional features (including other riders) under many VLI policies that enable policyowners, within a single policy, to make elections that can have a very significant impact on the nature and amount of charges that are deducted and that can significantly (and sometimes fundamentally) alter the nature and amount of the benefits under the policy.  Accordingly, it would almost always theoretically be possible to argue that multiple registration statements for a given policy ought to be filed to correspond to multiple configurations of features or options that the customer might elect. The Commission staff, however, has generally not required separate registration statements to be filed on that basis.

For example, in some cases, a policy might be issued on either a single life basis or on a joint life basis, and the amount of policy charges and numerous other important aspects of the policy will differ depending on whether the policy is a single life or a joint life version. In such cases, however, the staff has not required the joint life and single life versions of the policy to be the subject of separate Form N-6 registration statements. A similar example would arise where a policy is issued on a “banded” basis, such that certain charge schedules and features vary depending on the amount of coverage taken out or the amount invested in the policy. Likewise, we would refer the staff to File 333-61135 that relates to VLI policies both with and without a rider similar to the Long Term Accumulation Rider.

Moreover, the Registrants do not perceive any benefits to investors that would result from filing two registration statements.  Even if two registration statements were filed, those registration statements would be virtually identical; and such duplicative filings would, if anything, be confusing to investors or potential investors. In this regard, subject to state availability, the Long Term Accumulation Rider is offered as an option with all of the Policies. Thus, it is generally not the case that some policies are offered with the Long Term Accumulation Rider and some Policies are not. Accordingly, requiring two different registration statements would reflect a bifurcation of the product that is artificial and potentially confusing to investors.

Although the staff’s comment does not suggest that two versions of the prospectus should be used, we would note that using two prospectuses would be exceedingly cumbersome and confusing for investors. In most cases, for example, both versions of the prospectus would have to be included in packages of sales materials that are delivered to prospective Policy purchasers. In addition to providing much duplicative material, prospective purchasers may have difficulty appreciating the differences between the two prospectuses. Use of two prospectuses, moreover, would not be conducive to informed customer decisions as to whether to elect the Long Term Accumulation Rider. For example, with a single prospectus, the information about Policy charges both with and without the rider is all set forth in close proximity and is explained with text and footnotes that clearly indicate which charges apply with and without the Long Term Accumulation Rider, thus facilitating comparison and understanding by the customer. Thus, a customer may inform him/herself about the differences by carefully reading but a single set of text and tables.

By contrast, if two versions of the prospectus were used, a customer wishing to inform him/herself about the differences would need to read two sets of text and tables, and compare them to identify the differences. Even then, it would be difficult for such a customer to be sure that perceived differences were in fact differences. Such a customer, for example, might be uncertain over whether differences in wording of one part of the prospectus might be reconciled by disclosure in another part of the prospectus.

For these and other reasons, the Registrant believes that the disadvantages of using two prospectuses far outweigh any advantages. The Commission has stated that “a single prospectus should be used for more than one variable life insurance policy…only when the disclosure can be presented clearly, concisely, and in a manner that is understandable to investors.” Rel. No. IC-23066, at 16 (March 13, 1998).  This statement is not directly relevant here, because the Registrants’ prospectus covers only one Policy (although that Policy may be issued with or without the Long Term Accumulation Rider). Even if the statement were applied by analogy in this case, however, the Registrants respectfully submit that separate prospectuses would not be required. That is because, under the circumstances here, a clearer, more concise, and more understandable presentation to investors can be achieved through the use of a single prospectus.

3.           Format of Fee Tables (pp. 11-16)
The fee tables are hard to read; please revise the format so it is more accessible and less cluttered.  To the extent possible, please eliminate extra horizontal lines where the text or numbers reflect variations of the same fee.  If a table spans more than one page, do not break up the presentation of  a single charge across two pages.  In the Charge column, consider putting the names of the charges in bold and indicating each of the subcategories (maximum, representative, current, etc.) in the same box.  Per Instruction 3(b)(i) to Item 3, include the characteristics of the representative contractowner in the table’s sub-caption rather than in the footnotes.  Make sure the footnote numbers and text correspond properly.  In the Amount Deducted Column, please place the numbers parallel to the corresponding sub-category names in the Charge column.  Per Instruction 1(f) of Item 3, replace the minimum charges with current charges for all fees that do not vary based on individual characteristics.  See also Item 3, Instruction 3(b)(ii).  If values in the Amount Deducted column are annualized but deducted more frequently, clarify that all of the figures for that charge have been annualized.  Where a rider has no separate charge and you are not reserving the right to levy one in the future, please delete corresponding line items from the table.  Item 3, Instruction 1(c).

Response:

The fee table has been changed in its entirety by the addition of a fourth column under the Amount Deducted section, as permitted by Item 3, Instruction (c)(i).  The fourth column allows the client to compare all fees of the Policy with and without the Long Term Accumulation Rider.

Horizontal lines have been removed between the Minimum and Maximum Charge and Representative Owner Charge for each Charge.  No charges should split between pages.  Courtesy copies of a red-lined prospectus and a clean prospectus are provided concurrently.  The clean copy will make evident that charges do not split between pages.  The Charge names and Rider names have been bolded.   Due to the first revision (deleting horizontal lines), the subcategories appear in the same box.  The characteristics of the representative owner have been moved from the footnotes into the Table.  The footnote numbers correspond properly and have been reduced in number and text volume by the revised table format referenced in paragraph one of this response.  The figures in the Amount Deducted column are parallel with their corresponding subcategory in the Charge column.  The Premium Expense Charge and Mortality and Expense Risk Charge do not vary by individual characteristics.  For those Charges, “minimum” has been replaced with “current”.  For clarity, only monthly charges are shown in the Table and the related footnotes have been adjusted accordingly.  The Charitable Giving Benefit Rider and the Long Term Accumulation Rider have been deleted from the Fee Table as they have no independent charges and the Company does not reserve the right to impose any charges in the future.

4.           Transaction Fee Table (p. 11)
Please move the Loan Lapse Protection Rider presentation to the Transaction Fee table.  Premium taxes should be reflected as a fee table line item.  See Item 3 Transaction Table.  If they are included in the Premium Expense Charge, the table should reflect this.  Please present the Premium Expense Charge separate from the parallel charge with the LTA Rider.  Clarify that the Transfer Fee is per transfer or revise as otherwise applicable.

Response:

The Loan Lapse Protection Rider presentation has been moved to the Transaction Fees Table.  A statement has been added to the fee table that an average 2% portion of the Premium Expense Charge is for federal and state tax obligations.  The new table format adds the required clarity regarding the Premium Expense Charge applicable to the Policy with and without the LTA Rider.  The When Charge is Deducted column for the Transfer Fee has been revised to indicate the charge is imposed on each excess transfer.

5.	Cost of Insurance (p. 11)
Please clarify the meaning of “Policy Net Amount at Risk” in the Amount Deducted column of the two Cost of Insurance Charge presentations.  Based on the Glossary definition of Policy, this could refer to the combined net amount at risk for the base policy and any supplemental insurance.   This comment also applies to the Waiver of Monthly Deduction Rider Charge.

Response:

A definition of Policy Net Amount at Risk has been added to the Glossary and the Policy definition in the Glossary has been edited.  The Amount Deducted column of the Waiver of Monthly Deduction Rider Charge has also been revised to state the per $1000 charge is on the Specified Face Amount and the Supplemental Insurance Rider Face Amount.

6.	Loan Interest Charge (p. 12)

If the maximum and current Loan Interest charges do not differ for contracts with and without the rider, present the charge only once.  If the two contracts would have different Loan Interest charges in other years, indicate this in a footnote with a cross reference to the narrative disclosure discussing the differences in the Loan Interest charge schedules that apply to each.  If the net loan interest differs based on the LTA Rider, please present the net loan interest charges in the table (with appropriate captions) or in a footnote.

Response:

Loan interest varies after Policy Year 10 for policies with and without the LTA Rider.  The Fee Table shows the maximum interest and footnote 9 explains how the rates vary after year 10.  A directive has also been provided in footnote 9 to the narrative disclosure regarding loan interest within the prospectus.  The net loan interest does not differ based on LTA Rider attachment.

7.	Flat Extra Charge (p.12)

The presentation in the Periodic Charge Table and the Glossary description of the Flat Extra Charge are inconsistent.  Please reconcile.  Any separate Flat Extra Charges applicable to riders should be clear from the table.

Response:

The Amount Deducted column of the Fee Table for the Flat Extra Charge has been revised to state the charge is per $1000 of Specified Face Amount and Supplemental Insurance Rider Face Amount.

8.	Enhanced Cash Surrender Value Rider Charge (p.35)
Please add a line item to the Periodic Charge Table addressing the Enhanced Cash Surrender Value Rider Charge described on page 35.

Response:

A description of the Enhanced Cash Surrender Value Rider charge has been added to the Optional Charges Table.

9.           Loan Lapse Protection Rider (p. 13)
The Amount Deducted is confusing.  Please present the maximum charge as a numeric value rather than a narrative equation and include the “maximum” caption.  As the charge is deducted only once, please show it in the Transaction Fee Table instead.  See Comment 4 above.

Response:

The Loan Lapse Protection Rider charge has been moved to the Transaction Fee Table.  We cannot state a numeric maximum charge as the Account Value is an unknown.  We have provided a numeric example as a footnote for clarity.  We have not added “maximum” in the Amount Deducted column as this implies the charge could be less and it never would be.

10.           Annual Fund Operating Expense Fee Table (pp. 13-14)
Please present the table and the preamble on the same page.  The parenthetical directly under the table header is confusing.  Please revise.  Finally, confirm to the Staff that the figures presented do not reflect waiver or reimbursement arrangements or modify the table accordingly.  We remind you that the maximum and minimum fund charges should reflect any acquired fund fee expenses.

Response:

Please note pagination, etc. may appear awkward in that the “revisions” function is highlighted.  With the courtesy red-lined copy provided to you on the same date as this correspondence submission to the SEC, a clean copy will be attached to confirm the correctness of page numbers and formatting.

The typographical error in the parenthetical following the table header has been corrected.   The Registrant confirms that the figures presented in the Total Annual Fund Operating Expenses Fee Table do not reflect waiver or reimbursement arrangements.  The Registrant further confirms that the maximum and minimum charges reflect any acquired fund fee expenses.

11.           Fee Table Footnotes (pp.15-16)
To the extent possible, please simplify the footnote text and delete information covered more fully in the prospectus narrative.  Also, please revise the Footnote 16 descriptions of the Supplemental Insurance Rider representative owner.  Alternatively, in your response letter, explain why both the maximum and minimum charges are based on representative contractowners in the same rating class if rating class is a variable affecting the value of the charge.

Response:

To the extent possible, footnotes have been deleted or simplified.  Regarding the representatiave owner for the Supplemental Insurance Rider, it has been determined that a 45 year old, male, super preferred is the representative insured as that is from whom the Company calculates most business to come.  The minimum charge is calculated at the earliest duration (policy year 1) and the maximum charge is calculated at the latest duration (current age 120).

12.           The Funds (pp. 17-18)
Item 4(c)(2) requires a brief description of the type of each underlying fund if the type is not clear from the fund name.  See Instruction 2.  Likewise, Item 4(c)(3) requires the prospectus to name each underlying fund’s investment advisor and any sub-advisor.  Please add this information.

Response:

The cover page of the prospectus divides the Variable Subaccounts by type.  Investment advisor information is on page 2.

13.           Asset Rebalancing (p.19)
Please clarify the statement, “the minimum amount of each rebalancing is $1,000”.

Response:

The Asset Rebalancing section has been revised to state that rebalancing will not occur if the total Sub-Account allocations are less than $1,000.

14.           Asset Allocation (p. 19)
Regarding the asset allocation programs offered, please include in your response letter answers to the following questions:  (a) Who is responsible for creating the composition of the asset allocation model?  (b) Does the pool of assets invested according to a model constitute a management investment company?  In this regard, please analyze whether the asset allocation program qualifies for the nonexclusive safe harbor established by Investment Company Act Rule 3a-4.  Specifically, explain to what extent the insurance company or other person obtains information from the contractowner about the contractowner’s financial situation and investment objectives and gives the contractowner the opportunity to impose reasonable restrictions on the management of the account.  (c) Does the asset allocation program establish an advisory relationship between the contractowner and the adviser responsible for updating the model and/or the insurance company?  If so, please provide the name of the investment adviser who is responsible for the program.  If you believe that no such advisory relationship is established, please explain your basis for concluding that the asset allocation program may be operated without any advisory relationship.

Response:

Consistent with the Commission staff's informally articulated position, the asset allocation program is “static” and, as such, does not raise the issues of being an investment company or creating an advisory relationship. The disclosure has been revised to more clearly state this.

15.           Premium Payments (pp. 21, 32)
Briefly describe the factors that determine the amount of any required premiums (e.g. face amount, death benefit option, charges and expense, etc.) per Item 7(b).  Also, please clarify when premium payments are due if a contractowner does not make payments according to a premium payment plan.  See Item 7(d).  If payments are required whenever the minimum premium test described on page 32 is not satisfied, please state this plainly.

Response:

The Policy is a flexible premium policy.  The Owner determines the amount and frequency of premium payments.  The Premium Payments section has been revised to state the factors that determine the Minimum Monthly Premium.  The Insufficient Value section has been revised to state additional premium is required to keep the Policy in force if the minimum premium test is not met.

16.           Allocation of Net Premium (p. 22)
Please revise the last sentence under this heading.

Response:

The last sentence of the Allocation of Net Premium section has been revised to state we will make an allocation change effective on the date we receive notice of the change.

17.           Death Benefit Options (pp. 22-24)
Please indicate the default death benefit if no option is selected or state that a policy will not be issued unless a selection is made.  In addition, consider describing the general circumstances in which each death benefit option may be most advantageous.

Response:

The Death Benefit Options section currently states the applicant is required to select one of the three death benefit options in the application.  This section has been supplemented to state a Policy will not be issued unless such election is made.  A paragraph has been added to state the meaningful distinctions between the three options.

18.	Transfer Short Term Trading (pp. 28-30)
With respect to the Short-Term Trading policy, please clarify that an underlying fund may restrict exchanges to the extent that the contractowner tries to exchange into the fund.

Response:

Footnote 36 of the Commission’s release adopting the final amendments to Rule 22c-2 (Rel. IC-27504 (Sept. 27, 2006)) states: "One commenter requested that the Commission provide further guidance to financial intermediaries that attempt to carry out instructions from a fund, under rule 22c2-(c)(5)(ii), to “restrict or prohibit further purchases or exchanges” by a particular investor whom the fund has identified as violating its frequent trading policies.  See Comment Letter of the Commiittee of Annuity Insurers (submitted by Sutherland Asbill & Brennan LLP)(Apr. 10, 2006).  The commenter noted that an “exchange” (or transfer) request is actually two simultaneous orders:  an order to redeem shares of one fund and an order to purchase, with the proceeds of the redemption, shares of another fund.  This commenter questioned whether the rule was meant to include both the redemption and purchase order.  As noted, the rule permits a fund to restrict or prohibit “exchanges”.  We agree with the commenter that an “exchange” request includes both a redemption order and purchase order, and if a fund instructs an intermediary to restrict an “exchange” (or a purchase), the intermediary may notify the investor that it will not effect the redemption portion of a request to exchange into the fund, as well as the purchase portion of the request.

As a result of this guidance, the Short-Term Trading policy section has not been revised.

19.	Account Value (p.31)
Please clarify that premium payments are credited to the selected underlying fund options at the price next determined after receipt of the premium payment.  Also, please add disclosure describing how transfers of value between the variable sub-accounts are reflected in the determination of account value on subsequent valuation dates.

Response:

The second paragraph of the Account Value of the Variable Sub-Accounts section has been revised to state that if premium is to be allocated to a Sub-Account, the Unit Value of the Sub-Account will be that next determined after receipt of such premium.  The subsequent valuation date calculation section has been revised to provide more specificity regarding values transferred among Sub-Accounts.

20.	Insufficient Value (p.32)
In this section, please include a cross-reference to the discussion of the Loan Lapse Protection Rider.  Also, please add a more comprehensive discussion of the no-lapse guarantee period, how it is determined, when it begins, and the factors that affect its length.

Response:

A cross reference to the Loan Lapse Protection Rider has been added to the Insufficient Value section.    More detail has been provided about the duration of the no-lapse guarantee period, when it begins and the factors that determine its length.

21a.           Charges & Deductions (pp.33-34)
Generally:  Per the requirements of Item 5(a), the prospectus disclosure should include a description of each charge under the contract.  In the Charges and Deductions section, please include a corresponding discussion of each charge in the fee table or a cross-reference to the page where it is described.  Each description should satisfy the requirements of Item 5(a) independently by clearly stating the value of the specific charge, how the amount is determined, and what is provided in consideration for that charge.  The following charges require additional disclosure:  the Waiver of Monthly Deductions Rider, the Payment of Stipulated Amount Rider, the Supplemental Insurance Rider and the Enhanced Cash Surrender Rider.

Response:

Additional disclosure has been added to the four rider sections noted.  Additionally, the Premium Expense Charge section has been revised to state the Premium Expense Charge is deducted upon receipt of premium.  The Monthly Expense Charge section has been revised to state the charge is higher if the LTA Rider is attached to the Policy.

21b.           Charges & Deductions (pp.33-34)
Premium Expense Charge:  Please indicate the value to which the charge percentage applies.  Indicate whether the stated 15% charge for policies with the LTA Rider is a maximum or current charge, and if the latter, show the former.  The same comment applies to the figures in the second paragraph under the Mortality and Expense Risk Charge header.  Also, please state the range of premium taxes per Item 5(a)(3) or confirm that the premium tax charge will be the same regardless of locality variations in tax obligations.

Response:

The Premium Expense Charge section has been revised to state the 15% charge for policies with the LTA Rider is both the guaranteed maximum and current charge.  The second paragraph of the Mortality and Expense Risk Charge section has also been edited to clarify maximum charges and current charges.  The Premium Expense Charge section states what portion of the charge is for tax obligations and states the charge does not vary by state.

21c.           Charges & Deductions (pp.33-34)
Monthly Cost of Insurance:  Please identify by name each of the charges included in this deduction.  For example, under sub-paragraph (2) at the bottom of page 33, identify the specific fees that make up the “monthly rider cost for any riders which are a part of the Policy”.  If applicable, also revise the Glossary definition on page 50.  In the Monthly Cost of Insurance Rate discussion on the following page, please reconcile the inconsistency between the reference to the 2001 Commissioner’s Standard Ordinary Smoker and Nonsmoker Mortality Tables (“Tables”) and the reference to the equivalent 1980 Tables on page 3 of the SAI.

Response:

Item 2 in the Monthly Cost of Insurance section has been revised to state which optional riders may impact the cost of insurance monthly deduction amount.  The Glossary definition of Monthly Cost of Insurance has been revised to indicate which benefits with cost of insurance deductions are provided by the policy and which are provided by rider.  The reference to the 1980 CSO table in the Statement of Additional Information has been corrected.

21d.	Charges & Deductions (pp.33-34)
Other Charges and Deductions:  Regarding the Flat Extra Charge, please provide a narrative description specifying (1) the actual value or amount of the charge as a percentage or dollar value, (2) the frequency of deduction, (3) the consideration provided in exchange, and (4) the value from which it is deducted.

Response:

The Other Charges and Deductions section has been revised to state flat extra charges will not exceed $20.00 per $1000 of Specified Face Amount and Supplemental Insurance Rider Face Amount.  Flat extra charges are deducted from the Account Value on a monthly basis and cover the additional mortality risks of the Insured borne by the Company.

22.	Supplemental Benefits – Generally (pp.34-36)
Please indicate whether there are any restrictions on when riders can be elected, whether they can be discontinued at the request of the contractowner, and if so, whether the corresponding charges are also discontinued.  Also, if additional medical underwriting is required for eligibility for any of the riders, please identify those riders.  If any supplemental benefits are mutually exclusive, please indicate this as well.

Response:

The sections describing each rider have been revised to state which riders must be elected at issue, which may be discontinued upon written request to the Company and if discontinued, that the related rider charge will cease.

The potential for additional underwriting requirements related to the Supplemental Insurance Rider has been stated.  No other rider election would require additional underwriting above the general underwriting occurring on the underlying policy.  The sections describing each rider state whether the riders are mutually exclusive.

23.	Charitable Giving Benefit Rider (p.34)
Please expand this section to describe the rider in greater detail.  Specifically, indicate how a contractowner would know if his or her Specified Face Amount is sufficient to elect the rider and when the rider must be elected.  Also, please define “Charitable Gift Amount” and “Charitable Beneficiary” here or in the glossary.

Response:

The Charitable Giving Benefit Rider section has been revised to provide definitions of Charitable Gift Amount and Charitable Beneficiary.  The current minimum specified face amount for rider availability has also been stated.

24.	Waiver of Monthly Deductions Rider (pp. 34-35)
If this rider increases risk of lapse or can have any potentially negative effect on the contract, please indicate this.  Also, please clarify the statement that the waiver of deductions is“retroactive to the date of total disability”.  Explain how this works.

Response:

The Waiver of Monthly Deductions Rider section has been revised to state monthly deductions will be waived for all months for which the Insured was totally disabled.  Payment of benefits under this rider does not increase risk of lapse nor have a potentially negative effect on the Policy. It is stated that waiver of monthly deductions means the Account Value is not reduced by any monthly deductions on each Monthly Anniversary Day during the period of total disability.

25.	Payment of Stipulated Amount Rider (p. 35)
If payment of a benefit under this rider can increase risk of lapse or negatively effect other benefits under the contract, please indicate this.

Response:

The impact of payments under this Rider to other Policy benefits would be conditional upon the “stipulated amount” elected by the Owner.  As an Owner is not permitted to elect a stipulated amount in excess of the Planned Periodic Premium, the Payment of Stipulated Amount rider section has been revised to state payment of the stipulated amount does not guarantee that the Account Value of the Policy will be sufficient to keep the Policy in force.

26.	Enhanced Cash Surrender Value Rider (p. 35)
Please expand this section to describe the rider in greater detail.  Specifically, indicate how the length of the Enhanced Cash Value Period (“ECV Period”) is determined and what variables or actions can affect it.

Response:

The Enhanced Cash Surrender Value Period mirrors the duration of surrender charges on the underlying product.  So that the rider may be used with other policies offered by the Company which may have differing surrender charge schedules, the Enhanced Cash Surrender Value Period is shown in the Policy rather than the rider.  The prospectus has been revised to state the period is ten years as that is the applicable surrender charge schedule for this policy.

27.	Long Term Accumulation Rider (p. 36)
Please clarify whether payment of the asset credit is discretionary and what factors determine the percentage rate applied to the equation for calculating the value of the asset credit.

Response:

The Long Term Accumulation Rider section currently states there is no guaranteed minimum asset credit.  The section has been revised to state the amount of asset credit is impacted by the investment return on the Sub-Accounts and the loan activity on the Policy, as the Policy Debt is a factor in the asset credit calculation.

28.	Reinstatement (p. 36)
Per Item 11(d), please identify the charges to be paid by the contractowner and any responsibility for outstanding loan prepayments.    Also, either in the prospectus or the SAI, discuss how the charge to reinstate is determined.  See Item 22.

Response:

The Reinstatement section has been revised to state all amounts due on the date of reinstatement and that Policy Debt must be repaid or carried over to the reinstated Policy.  The prospectus section lists specifically all charges to reinstate.

29.	Deferral of Payment (pp. 36-37)
As provided in the last paragraph of Section 22(e) of the Securities Act of 1940, clarify that the SEC determines the circumstances under which trading on the New York Stock Exchange may be closed or restricted.

Response:

The Deferral of Payment section has been revised to state the SEC determines when trading on the New York Stock Exchange may be closed or restricted.

30.	Glossary of Terms (pp. 49-50)
Please include user-friendly definitions of the following terms in the Glossary and refer to them as capitalized, defined terms through the prospectus and SAI:  (a) You; (b) Policy Date; (c) No-Lapse Guarantee Period; (d) Policy Net Amount at Risk; (e) Rider Net Amount at Risk; (f) Minimum Monthly Premiums; (g) Enhanced Cash Value Period; (h) Asset Credit Date; (i) Target Premium; (j) Minimum Initial Premium; (k) Charitable Gift Amount; and (l) Charitable Beneficiary.

Response:

Definitions of “You”, “No-Lapse Guarantee Period”, “Policy Net Amount at Risk”, “Rider Net Amount at Risk”, “Minimum Monthly Premium”, “Target Premium” and “Initial Premium” have been added to the Glossary and have been capitalized throughout the prospectus.

“Policy Date” is not a defined term in the Glossary as its definition would be a reference date in the Policy.  The meaningful date in the prospectus is the Investment Start Date and that term is defined in the Glossary and capitalized throughout the prospectus.  “Charitable Gift Amount” and “Charitable Beneficiary” are defined in the Charitable Giving Benefit Rider section, as instructed in Comment 23. “Enhanced Cash Surrender Value Period” is defined in the Enhanced Cash Surrender Value Rider section and “Asset Credit Date” is defined in the Long Term Accumulation Rider section.  “Minimum Initial Premium” was not added as the “Initial Premium” definition includes reference to what the actual minimum initial premium is.

31.	Back Cover Page
On the back cover page, the telephone number for the Public Reference Room is incorrect.  The correct number is (202) 551-8090.

Response:

The telephone number for the Public Reference Room on the back cover has been corrected.

32.	Incorporation by Reference (SAI, Cover Page)
Please revise the statement of incorporation by reference on the cover of the SAI; the prospectus should be incorporated in to the SAI, not vice versa.  See Item 15(a)(3)(C).

Response:

The incorporation reference has been deleted from the SAI.  Incorporation is optional pursuant to General Instruction D(1)(b).

33.	Item 17(c)(2) (SAI, p.2)
Please provide the business address of the independent public accounting firm.

Response:

The Independent Public Accounting Firm section of the SAI has been revised to state the business address of Deloitte & Touche LLP.

34.           Item 28
The document incorporated by reference in response to this item does not appear to satisfy the requirements of Item 28.  Specifically, Item 28 requires the disclosure of “the state or other sovereign power under the laws of which [each] company is organized” for “all persons directly or indirectly controlled by or under common control with the Depositor or the Registrant”.  (emphasis added)  Please include this information for the entities similarly under common control with the Depositor or Registrant.  In addition, per Instruction 2 to Item 28, also indicate the type of financials filed by the other subsidiaries under the common control of Sun Life Financial along with the Registrant.

Response:

A replacement Item 28 exhibit is provided.  The companies filing consolidated financials with the SEC have been noted as well as those filing separate financials.  See footnotes 1 and 2.  Each company has its country or state of incorporation noted.

35.	Miscellaneous
Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response:

The Company understands its obligation.

36.           Representations
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the insurance company and its management are in possession of all facts relating to the insurance company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Company understands its obligation.

In addition to the changes made in response to Staff comments, the following edits have been made:

1.	The registration statement number has been added to the back cover page of the prospectus.

2.	A Travel Assistance Endorsement has been added.

3.	The product name has been changed to “Sun” Prime VUL and is corrected in the prospectus and statement of additional information.

4.	The prospectus and statement of additional information have been redated.

5.	The Company’s 800 customer service number has been changed.

6.
The What If Charges and Deductions Exceed Cash Surrender Value? heading in the Risk/Benefit Summary has been changed to What If Charges and Deductions Exceed Account Value? and the Insufficient Value section has been revised to reference Account Value, not Cash Surrender Value.

7.
The Partial Withdrawals section has been revised to state partial withdrawals that result in face decreases will be removed from the policy on a first in, first out basis, rather than last in, first out. Further, a statement has been added to state the face amount of any Supplemental Insurance Rider will be depleted prior to any reduction in Policy Specified Face Amount.  A similar edit was made to the Decreases section.

8.	A third party administration agreement has been added as an Exhibit in Part C.

Please direct all questions and comments to the undersigned at (781)446-1638.

Sincerely,

/s/ Susan J. Lazzo

Susan J. Lazzo
Senior Counsel

Sun Prime Variable Universal Life Insurance
Sun Life of Canada (U.S.) Variable Account I
A Flexible Premium Combination Fixed and Variable Universal Life Insurance Policy
Prospectus
September 15, 2007

This prospectus describes a combination fixed and variable universal life insurance policy (the "Policy") issued by Sun Life Assurance Company of Canada (U.S.) ("we", "us" or "Company"), a member of the Sun Life Financial group of companies, through Sun Life of Canada (U.S.) Variable Account I, one of our separate accounts.  The Policy is being offered as an individual policy.    This prospectus contains important information You should understand before purchasing a Policy.  We use certain special terms which are defined in Appendix A.  You should read this prospectus carefully and keep it for future reference.

You may choose among a number of Variable Subaccounts and a Fixed Account. The Variable Subaccounts invest in shares of the following Funds:

ASSET ALLOCATION	LARGE CAP EQUITY
Franklin Income Securities Fund (Class 2)	AIM V.I. Core Equity Fund (Series I)
MFS/Sun Life Total Return Series (S Class)	Columbia Marsico 21st Century Fund, Variable Series – Class B
EMERGING MARKETS BOND	Fidelity VIP Contrafund® Portfolio (Service Class 2)
PIMCO VIT Emerging Markets Bond Portfolio (Administrative Class)	Fidelity VIP Index 500 Portfolio (Service Class 2)
EMERGING MARKETS EQUITY	Franklin Mutual Shares Securities Fund (Class 2)
MFS/Sun Life Emerging Markets Equity Series (S Class)	Goldman Sachs VIT Structured U.S. Equity Fund (S Shares)
HIGH YIELD BOND	Lord Abbett Series Fund – Growth and Income Portfolio (Class VC)
PIMCO VIT High Yield Portfolio (Administrative Class)	M Funds – Business Opportunity Value
INFLATION-PROTECTED BOND	M Funds – Turner Core Growth
PIMCO VIT Real Return Portfolio (Administrative Class)	MFS/Sun Life Value Series (S Class)
INTERMEDIATE TERM BOND	Oppenheimer Capital Appreciation Fund/VA (Service Shares)
Franklin U.S. Government Fund (Class 2)	Oppenheimer Main Street Fund/VA (Service Shares)
MFS/Sun Life Bond Series (S Class)	SC Davis Venture Value Fund (I Class)
PIMCO VIT Total Return Portfolio (Administrative Class)	SC FI Large Cap Growth Fund (I Class)
Sun Capital Investment Grade Bond Fund (I Class)	Van Kampen LIT Comstock Portfolio (Class 2 Shares)
INTERNATIONAL/GLOBAL EQUITY	REAL ESTATE EQUITY
AIM V.I. International Growth Fund (Series I)	Sun Capital Real Estate Fund® (I Class)
AllianceBernstein VPS International Value Portfolio (Class B)	SHORT TERM BOND
M Funds – Brandes International Equity	PIMCO VIT Low Duration Portfolio (Administrative Class)
MFS/Sun Life Research International Series (S Class)	SMALL CAP EQUITY
Oppenheimer Global Securities Fund/VA (Service Shares)	DWS Small Cap Index VIP (Class B)
INTERNATIONAL/GLOBAL SMALL/MID CAP EQUITY	Franklin Small Cap Value Securities Fund (Class 2)
First Eagle Overseas Variable Fund	M Funds – Frontier Capital Appreciation
MID CAP EQUITY	SC Oppenheimer Main Street Small Cap Fund (I Class)
Fidelity VIP Mid Cap Portfolio (Service Class 2)	Wanger U.S. Smaller Companies
Lord Abbett Series Fund – Mid-Cap Value Portfolio (Class VC)	SPECIALTY/SECTOR EQUITY
SC Blue Chip Mid Cap Fund (I Class)	MFS/Sun Life Utilities Series (S Class)
MONEY MARKET	SPECIALTY/SECTOR COMMODITY
Sun Capital Money Market Fund (I Class)	PIMCO VIT Commodity RealReturn Strategy Portfolio (Administrative Class)
MULTI SECTOR BOND	TARGET DATE
Franklin Strategic Income Securities Fund (Class 2)	Fidelity VIP Freedom 2015 Portfolio (Service Class 2)
Fidelity VIP Freedom 2020 Portfolio (Service Class 2)
Fidelity VIP Freedom 2030 Portfolio (Service Class 2)

AIM Advisors, Inc. advises the AIM Funds.  AllianceBernstein L.P. advises the AllianceBernstein VPS International Value Portfolio.  Columbia Management Advisors, LLC advises the Columbia Marsico 21st Century Fund and Marsico Capital Management, LLC is the subadviser.  Deutsche Investment Management Americas, Inc. advises the DWS Small Cap Index VIP.  Fidelity Management & Research Company advises the Fidelity Portfolios. Arnhold and S. Bleichroeder Advisers, LLC advises the First Eagle Overseas Variable Fund.  Franklin Advisers, Inc. advises the Franklin Income Securities Fund, Franklin Strategic Income Securities Fund and Franklin U.S. Government Fund.  Franklin Advisory Services, LLC advises the Franklin Mutual Shares Securities Fund and the Franklin Small Cap Value Securities Fund.  Goldman Sachs Asset Management, L.P. advises the Goldman Sachs VIT Structured U.S. Equity Fund.  Lord, Abbett & Co. LLC advises the Lord Abbett Portfolios.  M Financial Investment Advisers, Inc. advises the M Funds.  Massachusetts Financial Services Company, our affiliate, advises the MFS/Sun Life Series.    OppenheimerFunds, Inc. advises the Oppenheimer Fund/VAs.  Pacific Investment Management Company LLC advises the PIMCO Portfolios.  Sun Capital Advisers, LLC, our affiliate, advises the Sun Capital Funds.  Van Kampen Asset Management advises the Van Kampen LIT Comstock Portfolio.  Columbia Wanger Asset Management, LP advises the Wanger U.S. Smaller Companies.

Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(800) 838-9673

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offering in any jurisdiction where the offering would not be lawful.  You should rely only on the information contained in this prospectus or in the prospectus or statement of additional information of the Funds.  We have not authorized anyone to provide You with information that is different.

Risk/Benefit Summary of Policy

Right of Return Period You may return the Policy and receive a refund within 10 days from the date of receipt of the Policy. A longer period may apply in some states. Premium Payments
- - -
Generally, You must make a minimum Initial Premium payment equal to two Minimum Monthly Premiums.  The minimum Initial Premium is shown in the illustration for the Policy and is shown in the Policy.

You choose the amount and timing of subsequent premium payments, within certain limits.

You may allocate your net premium payments among the Policy's available Sub-Accounts.

CONTRACT BENEFITS

Account Value

Account Value is the sum of the amounts in each Sub-Account with respect to the Policy.

The Policy's Account Value will reflect-

- - - -
the premiums You pay;

the investment performance of the Variable Sub-Accounts You select, and/or the interest credited to the Fixed Account;

any loans or partial withdrawals;

the charges we deduct under the Policy.

Accessing the Policy’s Account Value

- - -
You may borrow from us using your Account Value as collateral.

You may surrender the Policy for its Cash Surrender Value.  Cash Surrender Value is Account Value minus any surrender charges and the amount of any Policy Debt.  The surrender charge period ends 10 years after You purchase the Policy or increase the Specified Face Amount of the Policy.

You may make a partial withdrawal of some of the Policy’s Cash Surrender Value after the Policy has been in force for one year.  A partial withdrawal will cause a decrease in the Specified Face Amount of the Policy if your death benefit option is the Specified Face Amount.  Reducing the Cash Surrender Value with a partial withdrawal may increase the risk of Policy lapse.

Death Benefit Compliance Test

-	For favorable federal tax treatment, the Policy must meet one of the following standards-
	-	the Guideline Premium Test, or
	-	the Cash Value Accumulation Test.
- -

You choose the applicable test.  You may not change your election.

Please see the Death Benefit Compliance Test paragraph in the About the Policy section of the prospectus for the Guideline Premium Test and Cash Value Accumulation Test definitions.

Death Benefit

If the Policy is in force at the time we receive due proof of the Insured's death, we will pay the beneficiary an amount based on the death benefit option in effect, plus any supplemental benefits added to the Policy, less Policy Debt and any overdue monthly deductions.

Specified Face Amount is the minimum amount of life insurance in the Policy.

-	You have a choice of three death benefit options-
	- - -	the Specified Face Amount (Option A); or the Specified Face Amount plus Account Value (Option B); or the Specified Face Amount plus the sum of premiums paid (Option C).

-	After the first Policy Year, You may change the Specified Face Amount.

-	After the policy date, You may change the death benefit option.

Investment Options

- - -
You may allocate your net premium payments among the Variable Sub-Accounts and the Fixed Account.

You may transfer amounts from one Variable Sub-Account to another, subject to any limits that we or the Funds may impose.  We will notify You in writing of any such limitations.

You may transfer amounts to and from the Fixed Account, subject to our transfer rules in effect at time of transfer.

Reinstatement If the Policy terminates due to insufficient value, we will reinstate it within three years at your request, subject to certain conditions.

Supplemental Benefits

-	You may supplement the Policy with the following riders where available-

- - - - - - - -
accelerated benefits

waiver of monthly deductions

payment of stipulated amount

supplemental insurance

enhanced cash surrender value

loan lapse protection

long term accumulation (“LTA”)

charitable giving

-	We will deduct the cost, if any, of the rider(s) from the Policy's Account Value on a monthly basis.

CONTRACT RISKS

The Variable Account

- - - - -
We have established a variable separate account to fund the variable benefits under the Policy.

The assets of the variable separate account are free from our general creditor's claims.

The variable separate account is divided into Variable Sub-Accounts.

Each Variable Sub-Account invests exclusively in shares of a corresponding mutual fund.

When You choose Variable Sub-Accounts in the Variable Account, your benefits will fluctuate based on certain economic conditions.  These conditions include, but are not limited to

- - - -	inflationary forces, changes in rates of return available from different types of investments, changes in employment rates and the presence of international conflict.

- - - -
With such Variable Sub-Accounts, You assume all investment risk.  Investment risk is the risk of poor investment performance.

Poor investment performance can result in a loss of all or some of your investment.

A comprehensive discussion of the risks of such Variable Sub-Accounts may be found in the underlying Fund's prospectus.

It is unsuitable to purchase a life insurance policy as a short-term savings vehicle because surrender charges are highest in the early Policy Years.

What If Charges and Deductions Exceed Account Value?

- - - -
Unless the No-Lapse Guarantee applies, the Policy will terminate if the Account Value at the beginning of any Policy Month is less than the charges and deductions then due.

We will send You notice and allow You a 61 day Grace Period.

If, within the Grace Period, You do not make a premium payment sufficient to cover all charges and deductions due, the Policy will terminate at the end of the Grace Period.

If the Policy terminates, all coverage ceases and no benefits are payable.

No-Lapse Guarantee

The Policy will not terminate during the No-Lapse Guarantee Period if the premiums paid less partial withdrawals less Policy Debt exceed the sum of Minimum Monthly Premiums from the policy date to the Valuation Date.  The No-Lapse Guarantee Period is based on the Insured's age.  It may vary in length by state but may not exceed 20 years.

Federal Tax Considerations

Purchase of, and transactions under, the Policy may have adverse or unfavorable tax consequences that You should consider.  You may wish to consult a qualified tax professional prior to purchase regarding tax treatment of death benefits, loans and surrenders.

The following tables describe the fees and expenses that You will pay when buying, owning and surrendering the Policy.  The first table describes the fees and expenses that You will pay at the time that You buy the Policy, surrender the Policy or transfer amounts between Investment Options.

TRANSACTION FEES
Charge	When Charge is Deducted	Amount Deducted		Amount Deducted if LTA Rider in Effect
Premium Expense Charge[1] (2% of this Charge is used for state and federal tax obligations)	Upon premium receipt	Maximum: Current:	8.25% 6.50%	15.00%
Surrender Charge	Upon policy surrender before the eleventh Policy Year and upon surrender of a Policy increase before ten years have elapsed from the increase effective date	(Per $1000 of Specified Face Amount)		(Per $1000 of Specified Face Amount)
Minimum and Maximum Charge		Maximum: Minimum:	$40.13[2,3] $0.16[2,3]	None[3]
Representative Owner Charge[4] (male, super preferred, non- tobacco, issue age 45, Policy Year 1)		$7.76[3]		None[3]
Loan Lapse Protection Rider	On the Rider Exercise Date	The excess of 99.5% of the Account Value over the Policy Debt[5]		The excess of 99.5% of the Account Value over the Policy Debt[5]
Transfer Fee	Upon each transfer in excess of 12 in a Policy Year	Maximum: Minimum:	$15.00 $0.00	Maximum: Minimum:	$15.00 $0.00

The next table describes the fees and expenses that You will pay periodically during the time You own the Policy, not including Fund fees and expenses.

PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
Charge	When Charge is Deducted	Amount Deducted		Amount Deducted if LTA Rider in Effect
Cost of Insurance	At the beginning of a Policy Month	(Per $1000 of Policy Net Amount at Risk)		(Per $1000 of Policy Net Amount at Risk)
Minimum and Maximum Charge		Maximum: Minimum:	$83.33[6] $0.02[6]	Maximum: Minimum:	$83.33[6] $0.02[6]
Maximum Representative Owner Charge[4] (male, super preferred, non- tobacco, current age 120) Minimum Representative Owner Charge[4] (male, super preferred, non- tobacco, issue age 45, Policy Year 8)		$52.33 $0.08		$56.35 $0.09

Charge	When Charge is Deducted	Amount Deducted		Amount Deducted if LTA Rider in Effect
Mortality and Expense Risk Charge[7]	At the beginning of a Policy Month	(On the assets allocated to the Variable Sub-Accounts)		(On the assets allocated to the Variable Sub-Accounts)
		Maximum: Current:	0.05% per month 0.05% per month	Maximum: Current:	0.02% per month 0.00% per month
Monthly Expense Charge[8] Minimum and Maximum Charge	At the beginning of a Policy Month	Maximum: Minimum:	$8.00 per month plus $1.11 per $1000 of Specified Face Amount $8.00 per month plus $0.02 per $1000 of Specified Face Amount	Maximum: Minimum:	$8.00 per month plus $4.00 per $1000 of Specified Face Amount $8.00 per month plus $0.04 per $1000 of Specified Face Amount
Representative Owner Charge[4] (male, super preferred, non- tobacco, issue age 45)		$8.00 per month plus $0.12 per $1000 of Specified Face Amount		$8.00 per month plus $0.20 per $1000 of Specified Face Amount
Loan Interest[9]	At the end of each Policy Year	(as a percentage of Policy Debt) 4.0%		(as a percentage of Policy Debt) 4.0%
Flat Extra Charge	At the end of a Policy Month	(Per $1000 of Specified Face Amount and Supplemental Insurance Rider Face Amount)		(Per $1000 of Specified Face Amount and Supplemental Insurance Rider Face Amount)
		Maximum: Minimum:	$20.00 $1.00	Maximum: Minimum:	$20.00 $1.00

The next table describes the charges You will pay periodically during the time You own any riders attached to the Policy.

OPTIONAL CHARGES
Charge	When Charge is Deducted	Amount Deducted		Amount Deducted if LTA Rider in Effect
Waiver of Monthly Deductions Rider Minimum and Maximum Charge	At the beginning of a Policy Month	(Per $1000 of Specified Face Amount and Supplemental Insurance Rider Face Amount)		(Per $1000 of Specified Face Amount and Supplemental Insurance Rider Face Amount)
		Maximum: Minimum:	$0.18[10] $0.01[10]	Maximum: Minimum:	$0.18[10] $0.01[10]
Representative Owner Charge[4] (issue age 45)		$0.07		$0.07
Payment of Stipulated Amount Rider Minimum and Maximum Charge	At the beginning of a Policy Month	(Per $100 of Stipulated Amount11)		(Per $100 of Stipulated Amount11)
		Maximum: Minimum:	$0.79[12] $0.13[12]	Maximum: Minimum:	$0.79[12] $0.13[12]
Representative Owner Charge[4] (male, issue age 45, benefit payable to age 70)		$0.45		$0.45
Supplemental Insurance Rider (This charge is in addition to the Policy Cost of Insurance Charge.) Minimum and Maximum Charge	At the beginning of a Policy Month	(Per $1000 of Rider Net Amount at Risk)		(Per $1000 of Rider Net Amount at Risk)
		Maximum: Minimum:	$83.33[6] $0.02[6]	Maximum: Minimum:	$83.33[6] $0.02[6]
Maximum Representative Owner Charge[3] (male,super preferred, non- tobacco, current age 120) Minimum Representative Owner Charge[4] (male, super preferred, non- tobacco, issue age 45, Policy Year 8)		Maximum: Minimum:	$52.23 $0.08	Maximum: Minimum:	$56.35 $0.09
Enhanced Cash Value Rider Minimum and Maximum Charge Representative Owner Charge[4] (male, super preferred, issue age 45, Policy Year 1)	At the beginning of a Policy Month	(Per $1000 of Specified Face Amount)		Not available
		Maximum: Minimum:	$2.06[13] $0.02[13] $0.14

The next item shows the minimum and maximum total operating expenses charged by the Funds that You may pay periodically during the time that You own the Policy.  More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

TOTAL ANNUAL FUND OPERATING EXPENSES (deducted by each Fund on the average daily net asset value of each Fund)	Minimum	Maximum
Total Annual Fund Expenses (expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.35%	1.78%

[1]The elements making up the Premium Expense Charge are discussed on page 26.  The Charge is deducted from premium received.
[2]The $40.13 is the maximum surrender charge possible and represents the per $1000 of Specified Face Amount charge for an Insured male, standard, tobacco, issue age 85, Policy Year 1.  The $0.16 is the minimum surrender charge possible and represents the per $1000 of Specified Face Amount charge for an Insured female, non-tobacco, issue age 20, Policy Year 10.  The surrender charge varies based on the Specified Face Amount, the length of time the Policy has been in force, the Insured’s age, sex and rating class.
[3]There are no surrender charges applicable if the Enhanced Cash Surrender Value Rider is attached.  The Enhanced Cash Surrender Value Rider may not be elected if the LTA Rider has been elected.
4It is assumed the Owner and the Insured are the same person.
5By way of example, if the Account Value is $1,000,000 and the Policy Debt is $970,000, the charge is $25,000 which is 99.5% of the difference between the Account Value and the Policy Debt.
[6]The $83.33 is the monthly maximum cost of insurance charge possible and represents the charge for an Insured male, tobacco, current age 120.  The $0.02 is the monthly minimum cost of insurance charge and represents the charge for an Insured female, super preferred, non-tobacco, issue age 20, Policy Year 10.  The maximum cost of insurance charges vary based on the Insured’s attained age, sex and rating class.   The minimum cost of insurance charges vary based on the length of time the Policy has been in force and the Insured's issue age, sex and rating class.
[7]The monthly rate is shown in the table. For a Policy with the LTA Rider, the annual percentage is 0.25%.   For a Policy without the LTA Rider, the annual percentage for Policy Years 1-5 is 0.60%.  The annual percentage for Policy Years 6+ is 0.12%.
[8]The per $1000 of Specified Face Amount charge applies for the first 5 Policy Years following the date of issue and for the first 5 Policy Years following the date of any increase in Specified Face Amount.   For a Policy without the LTA Rider, the $1.11 is the maximum per $1000 of Specified Amount charge and represents the charge for an Insured male, tobacco, issue age 85.  The $0.02 is the minimum per $1000 of Specified Amount charge and represents the charge for an Insured female, super preferred, non-tobacco, issue age 18.  For a Policy with the LTA Rider, the $4.00 is the maximum per $1000 of Specified Amount charge and represents the charge for an Insured male, tobacco, issue age 85.  The $0.04 is the minimum per $1000 of Specified Amount charge and represents the charge for an Insured female, super preferred, non-tobacco, issue age 18. The monthly expense charge varies based on the Insured's age, sex and rating class.
[9]Loan Interest is charged as a percentage of Policy Debt and is added to Policy Debt.  For a Policy without the LTA Rider, Loan Interest is 3.5% for Policy Years 10 and thereafter.  For a Policy with the LTA Rider, Loan Interest is 3.0% for Policy Years 10 and thereafter.  See page 21 for additional detail regarding Loan Interest.
[10]The $0.18 is the monthly maximum charge possible and represents the per $1000 of Policy Net Amount at Risk charge for an Insured, issue age 55.  The  $0.01 is the monthly minimum charge possible and represents the charge for an Insured, issue age 20.  Charges vary by issue age only.
11To increase the variety of Stipulated Amounts electable, the charge imposed is per $100 of Stipulated Amount.

[12]The $0.79 is the monthly maximum charge possible and represents the charge for an Insured male, issue age 55, benefit payable to age 70.  The $0.13 is the monthly minimum charge possible and represents the charge for an Insured male, issue age 20, benefit payable to age 65.  Charges vary based on the Insured's age, sex and duration of payment option.
[13]The per $1000 of Specified Face Amount charge applies for the first 10 Policy Years following the date of issue and for the first 10 Policy Years following the date of any increase in Specified Face Amount.   The $2.06 is the monthly maximum charge possible and represents the charge for an Insured male, standard tobacco, issue age 85, Policy Year 6-10.  The $0.02 is the minimum charge possible and represents the charge for an Insured female, super preferred, issue age 18, Policy Year 6-10.  The Enhanced Cash Surrender Value Rider charge varies based on the Insured's age, sex, rating class and Policy Year.

Sun Life Assurance Company of Canada (U.S.)
We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970.  We do business in 49 states, the District of Columbia and the Virgin Islands.  We have an insurance company subsidiary that does business in New York.  Our executive office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. We are ultimately controlled by Sun Life Financial Inc. ("Sun Life Financial").  Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges.

The Variable Account

We established Sun Life of Canada (U.S.) Variable Account I in accordance with Delaware law on December 1, 1998.  The Variable Account may also be used to fund benefits payable under other life insurance policies issued by us.  We are obligated to pay all benefits payable under the Policy.

We own the assets of the Variable Account.  The income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Variable Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Variable Account and the Variable Account is fully funded for the purpose of Federal securities laws.  The assets of the Variable Account are insulated from our general liabilities and may not be charged with our liabilities from our other business.  Our obligations under those policies are, however, our general corporate obligations.

The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust.  Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment practices or policies of the Variable Account.

The Variable Account is divided into Variable Sub-Accounts.  Each Variable Sub-Account invests exclusively in shares of a corresponding investment portfolio of a registered investment company (commonly known as a mutual fund).  We may in the future add new or delete existing Variable Sub-Accounts.  The income, gains or losses, realized or unrealized, from assets allocated to each Variable Sub-Account are credited to or charged against that Variable Sub-Account without regard to the other income, gains or losses of the other Variable Sub-Accounts.  All amounts allocated to a Variable Sub-Account will be used to purchase shares of the corresponding mutual fund.  The Variable Sub-Accounts will at all times be fully invested in mutual fund shares.  The Variable Account may contain certain variable sub-accounts which are not available under the Policy.

The Funds

The Policy offers a number of Fund options shown on page 1.  Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.  More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses").  The Fund Prospectuses should be read in connection with this prospectus.  A copy of each Fund Prospectus may be obtained without charge by calling (800) 838-9673, or writing to Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Although the investment objectives and policies of the Funds may be similar to those of other mutual funds managed by the Funds' investment advisers, the investment results of the Funds can differ significantly from those of such other mutual funds.  Some of the Funds' investment advisers may compensate us for administering the Funds as investment options under the Policy.  Such compensation is paid from advisers' assets.

The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as our other separate accounts.  Although we do not anticipate any disadvantages in this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds.  A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of policyowners and those of other companies, or some other reason.  In the event of conflict, we will take any steps necessary to protect policyowners, including withdrawal of the Variable Account from participation in the Funds which are involved in the conflict or substitution of shares of other Funds.

Fees and Expenses of the Funds

Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses.  The management fees are charged by each Fund's investment adviser for managing the Fund and selecting its portfolio of securities.  Other Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians and other companies that provide services to the Fund.

The Fund expenses are assessed at the Fund level and are not direct charges against Variable Account assets or reductions from Cash Values.  These expenses are taken into consideration in computing each Fund's net asset value, which is the share price used to calculate the Unit Values of the Variable Account.  Thus, You indirectly bear the fees and expenses of the Funds You select.  The table presented earlier shows annual expenses paid by the Funds as a percentage of average net assets.

The management fees and other expenses of the Funds are more fully described in the Fund Prospectuses.  The information relating to the Fund expenses was provided by the Fund and was not independently verified by us.

Our General Account

Our general account consists of all of our assets other than those in our variable separate accounts.  Subject to applicable law, we have sole discretion over the investment of our general account assets.

The Fixed Account is not a security and the general account is not an investment company.  Interests in our general account offered through the Fixed Account have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the Investment Company Act of 1940.

You may allocate net premiums to the Fixed Account and may transfer a portion of your investments in the Variable Sub-Accounts to the Fixed Account.  You may also transfer a portion of your investment in the Fixed Account to any of the Variable Sub-Accounts.  Transfers may be subject to certain restrictions.

An investment in the Fixed Account does not entitle You to share in the investment experience of our general account.  Instead, we guarantee that your fixed account investment will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of our general account.  We may, at our sole discretion, credit a higher rate of interest, but are not obligated to do so.

Investment Programs

Dollar Cost Averaging.  You may select, at no extra charge, a dollar cost averaging program by allocating a minimum of $5,000 to a Sub-Account designated by us.  Each month or quarter, a level amount will be transferred automatically, at no cost, to one or more Variable Sub-Accounts chosen by You, up to a maximum of twelve.  The program continues until your Account Value allocated to the program is depleted or You elect to stop the program.

The main objective of a dollar cost averaging program is to minimize the impact of short-term price fluctuations.  Since the same dollar amount is transferred to other available Variable Sub-Accounts at set intervals, dollar cost averaging allows You to purchase more Units (and, indirectly, more Fund shares) when prices are low and fewer Units (and, indirectly, fewer Fund shares) when prices are high.  Therefore, a lower average cost per Unit may be achieved over the long-term.  A dollar cost averaging program allows You to take advantage of market fluctuations.  However, it is important to understand that a dollar cost averaging program does not assure a profit or protect against loss in a declining market.

Asset Rebalancing.  Once your money has been allocated among the Sub-Accounts, the earnings may cause the percentage invested in each Sub-Account to differ from your allocation instructions.  You can direct us to automatically rebalance the policy among your Sub-Accounts to return to your allocation percentages by selecting our asset rebalancing program.  The rebalancing will be on a calendar quarter, semi-annual or annual basis, depending on your instructions.  Rebalancing will not occur if the total Sub-Account allocations are less than $1,000.

There is no charge for asset rebalancing.  In addition, rebalancing will not be counted against any limit we may place on your number of transfers in a Policy Year.  You may not select dollar cost averaging and asset rebalancing at the same time.  We reserve the right to modify, suspend or terminate this program at any time.  We also reserve the right to waive the $1,000 minimum amount for asset rebalancing.

Asset Allocation.  One or more asset allocation programs may be made available in connection with the Policy, at no extra charge.  Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon.  By spreading your money among a variety of asset classes, You may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.  Currently, You may select one of the asset allocation models, each of which represents a combination of Variable Sub-Accounts with a different level of risk.  These asset allocation models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure.  We may add or delete such programs in the future.  If You elect an asset allocation program, we automatically rebalance your premium payments among the Variable Sub-Accounts represented in the model You choose.  We rebalance your premium payments on a quarterly basis, without further instruction from You.  Our asset allocation programs are “static” programs.  We do not change the original percentage allocations among the Variable Sub-Accounts that are used for rebalancing purposes in your chosen model.  We may, however, terminate the program or choose a different model.  Also, the asset allocation models are reviewed and, as a result, may be substituted for existing models and existing models may be terminated.   If so, the new models will be offered only to Policies issued on or after the date the new model goes into effect or to owners who elect an asset allocation program on or after that date.  Owners of any existing asset allocation programs may make an independent decision to change their asset allocations at any time.  If an existing model is terminated, we will rebalance your Variable Sub-Accounts to the percentage allocations of the terminated model, unless You advise us otherwise.  You should consult your financial adviser periodically to consider whether the model You have selected is still appropriate for You or whether You wish to change your percentage allocations.

About the Policy

Policy Application, Issuance and Initial Premium

To purchase a Policy, You must first submit an application to our Principal Office.  We may then follow certain underwriting procedures designed to determine the insurability of the proposed Insured.  We offer the Policy on a regular (medical) underwriting basis and simplified underwriting basis.  We may require medical examinations and further information before the proposed application is approved.  Simplified underwriting is available to certain groups of Insureds, with all Insureds meeting certain other underwriting requirements.  We must pre-approve any simplified underwriting arrangement.  The cost of insurance rates are higher for healthy individuals when simplified underwriting is used instead of regular underwriting.  Proposed Insureds must be acceptable risks based on our underwriting limits and standards.  A Policy cannot be issued until the underwriting process has been completed to our satisfaction.  We reserve the right to reject an application that does not meet our underwriting requirements or to apply extra charges for the underwriting classification for an Insured which may result in increased Monthly Cost of Insurance charges.

You must specify certain information in the application, including the Specified Face Amount, the death benefit option and supplemental benefits, if any.  The Specified Face Amount generally may not be decreased below $100,000-the “Minimum Specified Face Amount.”

While your application is being reviewed, we may make available to You temporary life insurance coverage if You have signed a Policy Application and, at that same time, submitted a separate signed application for temporary coverage and made an advance payment.  The temporary coverage, if available, begins on the date that separate application for it is signed, has a maximum amount and is subject to other conditions.

Pending approval of your application, any advance payments will be held in our general account.  Upon approval of the application, we will issue to You a Policy on the life of the Insured.  The Issue Date is the date we produce the Policy on our system and is specified in the Policy.  A specified minimum Initial Premium is due and payable as of the date of issue for the Policy.  The Effective Date of Coverage for the Policy will be the Investment Start Date.  The Investment Start Date is the date the first premium is applied, which will be the later of-

- - -	the Issue Date, the policy date or the date a premium is paid equal to or in excess of the specified Initial Premium.

If an application is not approved, we will promptly return all advance payments to You.

Death Benefit Compliance Test.  The Policy must, at all times, satisfy one of two legal standards for it to qualify as life insurance and thus be entitled to receive favorable tax treatment under applicable federal tax law.  We will refer to these standards as the “Cash Value Accumulation Test” and the “Guideline Premium Test.”  Under both tests, the Death Benefit must effectively always equal or exceed your Account Value multiplied by a certain percentage (the “Death Benefit Percentage”).  The Death Benefit Percentages for the Guideline Premium Test vary by age, whereas those for the Cash Value Accumulation Test vary by age and sex.  The Death Benefit Percentages for the Cash Value Accumulation Test, in general, are greater than those for the Guideline Premium Test.  The Guideline Premium Test imposes limits on the amount of premium You may pay under the Policy, where the Cash Value Accumulation Test does not.  You must specify in the Policy application which of these tests will apply to the Policy.  You may not change your selection once the Policy has been issued.  In general, if your primary objective is maximum accumulation of Account Value during the initial Policy Years, then the Cash Value Accumulation Test would be the more appropriate choice.  If your primary objective is the most economically efficient method of obtaining a specified amount of coverage, then the Guideline Premium Test is generally more appropriate.  Because your choice of tests depends on complex factors and may not be changed, You should consult with a qualified tax adviser before deciding.

Right of Return Period

If You are not satisfied with the Policy, it may be returned by delivering or mailing it to our Principal Office or to the representative from whom the Policy was purchased within 10 days from the date of receipt of the Policy (the "Right of Return Period").  A longer period may apply in some states.

A Policy returned under this provision will be deemed void.  You will receive a refund equal to the sum of all premium payments made, if the Policy indicates this is your right; otherwise, your refund will equal the sum of-

- - -
the difference between any premium payments made, including fees and charges, and the amounts allocated to the Variable Account;

the value of the amounts allocated to the Variable Account on the date the cancellation request is received by us at our Principal Office; and

any fees or charges imposed on amounts allocated to the Variable Account.

Unless the Policy indicates You are entitled to receive a full refund of premiums paid, we will allocate net premium payments to the Sub-Accounts in accordance with your allocation instructions.  You bear all of the investment risk during the Right of Return Period.

If the Policy indicates You are entitled to receive a full refund of premiums paid, we will allocate the net premium payments to the Sun Capital Money Market Fund or to our general account, whichever we specify in your Policy.  Upon expiration of the number of days in the Right of Return Period, as measured from the Issue Date, plus five days, the Account Value in the Sun Capital Money Market Fund or in the general account, as applicable, will be transferred to the Sub-Accounts in accordance with your allocation instructions.
Policies delivered in Connecticut, Maryland and North Carolina only.  During the first eighteen months (twenty-four months in North Carolina) the Policy is in force, You may exchange it for a flexible premium adjustable life insurance policy issued by Us or an affiliate, the benefits of which do not vary with the investment performance of a separate account.  The Account Value of the Policy will be transferred to the new policy.  We will not require evidence of insurability for the exchange.  To effect an exchange, You must give Us written notice at Our Principal Office within this eighteen-month (or twenty-four month) period.

Premium Payments

All premium payments must be made payable to Sun Life Assurance Company of Canada (U.S.) and mailed to our Principal Office.  The Initial Premium will be due and payable as of the Policy's Issue Date.  The minimum Initial Premium is, generally, two Minimum Monthly Premiums.  The amount of Minimum Monthly Premium is determined by the Specified Face Amount, death benefit option election, optional rider election and risk and underwriting classification of the Insured.  Additional premium payments may be paid to us subject to the limitations described below.

Premium.  We reserve the right to limit the number of premium payments we accept in a year.  No premium payment may be less than $50 without our consent, although we will accept a smaller premium payment if necessary to keep the Policy in force.  We reserve the right to reject a premium payment that, if accepted, would cause the Policy, at its current death benefit, to no longer meet the definition of “life insurance” under the Internal Revenue Code.  If You provide satisfactory evidence of insurability, we can retain the premium and increase the death benefit while maintaining the Policy’s “life insurance” status under the Internal Revenue Code.

We will not accept premium payments that would, in our opinion, cause the Policy to fail to qualify as life insurance under applicable federal tax law.  If a premium payment is made in excess of these limits, we will accept only that portion of the premium within those limits, and will refund the remainder to You.

After the policy anniversary on which the Insured is Attained Age 121, we will not accept any more premium payments for the Policy.

Guideline Premium Test Limitations.  The Guideline Premium Test limits the amount of premium You may pay per year.  We will not accept premium payments that would, in our opinion, exceed these limits, if You have chosen this test as the applicable Death Benefit Compliance Test, unless You have expressly directed us to do so.  We may require satisfactory evidence of insurability before we accept such a premium.  We will inform You of the applicable maximum premium limitations for the coming years in our annual report to You.  In contrast, the Cash Value Accumulation Test does not impose any additional limitations on the amount of premium You may pay.

Net Premiums.  The net premium is the amount You pay as the premium less the Premium Expense Charge. The Premium Expense Charge is a sales load and covers Federal and State tax liabilities related to premium.

Allocation of Net Premium.  Except as otherwise described herein, net premium will be allocated in accordance with your allocation percentages.  You must allocate at least 1% of net premium to any Sub-Account You choose. Percentages must be in whole numbers.  We reserve the right to limit the number of Sub-Accounts to which You may allocate your Account Value to not more than 20 Sub-Accounts.  You may change your allocation percentages at any time by telephone or written request to our Principal Office.  Telephone requests will be honored only if we have a properly completed telephone authorization form for You on file.  We, our affiliates and the representative from whom You purchased the Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine.  We will use reasonable procedures to confirm that instructions communicated by telephone are genuine.  You will be required to identify yourself by name and a personal identification number for transactions initiated by telephone.  An allocation change will be effective as of the date we receive notice of that change.

Planned Periodic Premiums.  While You are not required to make additional premium payments according to a fixed schedule, You may select a planned periodic premium schedule and corresponding billing period, subject to our limits.  We will send You reminder notices for the planned periodic premium at each billing period as specified in the Policy, unless reminder notices have been suspended as described below.  You are not required, however, to pay the planned periodic premium; You may increase or decrease the planned periodic premium subject to our limits, and You may skip a planned payment or make unscheduled payments.  You may change your planned payment schedule or the billing period, subject to our approval.  Depending on the investment performance of the Sub-Accounts you select, the planned periodic premium may not be sufficient to keep the Policy in force, and You may need to change your planned payment schedule or make additional payments in order to prevent termination of the Policy.  We will suspend reminder notices at your written request, and we reserve the right to suspend reminder notices if premiums are not being paid (except for notices in connection with the grace period).  We will notify You prior to suspending reminder notices.

Death Benefit

If the Policy is in force at the time of the Insured's death, we will pay the beneficiary an amount based on the death benefit option in effect once we have received Due Proof of the Insured's death.  The amount payable will be:

- - - -
the amount of the selected death benefit option, plus

any amounts payable under any supplemental benefits added to the Policy, minus the value of any Policy Debt on the date of the Insured's death, minus any overdue monthly deductions if death occurs during a grace period.

We will pay this amount to the beneficiary in one lump sum, unless we and the beneficiary agree on another form of settlement.  You may select between three death benefit options.  You may change the death benefit option at any time.

Death Benefit Options.  The Policy has three death benefit options. You will be required to select one of them in the Policy application.  A Policy will not be issued unless a death benefit option election is made.

 Option A-Specified Face Amount.  Under this option, the death benefit is the greater of-

- -	the Policy’s Specified Face Amount, or the Account Value multiplied by the applicable death benefit percentage shown in the Policy.

Option B-Specified Face Amount Plus Account Value. Under this option, the death benefit is the greater of-

- -	the Specified Face Amount plus the Account Value, or the Account Value multiplied by the applicable death benefit percentage shown in the Policy.

Option C-Specified Face Amount Plus Sum of Premiums Paid. Under this option, the death benefit is the greater of-

- -	the Specified Face Amount plus the sum of all premiums paid, or the Account Value multiplied by the applicable death benefit percentage shown in the Policy.

Option A provides a level amount of death benefit.  Option B provides an increasing amount of death benefit due to the inclusion of the Gross Cash Surrender Value.  While Option B provides a higher death benefit than Option A, the monthly deduction for cost of insurance charges will be higher based on the Specified Face Amount Net Amount at Risk.  Option C also provides a higher death benefit than Option A and may result in a higher monthly deduction for cost of insurance charges depending upon actual premium payments made.  Ask your sales representative for an illustration to compare costs between Option B and Option C.

Changes in the Death Benefit Option.  You may request a change in the death benefit option.  Changes in the death benefit option are subject to Our underwriting rules in effect at the time of change.  Requests for a change must be made in writing to Us.  The effective date of the change will be the Anniversary on or next following the date We approve your request.

If You change from Option A to Option B, the Specified Face Amount will be decreased by an amount equal to the Policy's Account Value on the effective date of the change. If You change from Option B to Option A, the Specified Face Amount will be increased by an amount equal to the Policy's Account Value on the effective date of change.

Option C can only be changed to Option A.  Neither Option A or B can be changed to Option C.  The amount of the death benefit on the effective date of the change will not be altered but the change in death benefit option will affect the determination of the death benefit from that point on.

Changes in Specified Face Amount

You may increase or decrease the Specified Face Amount of the Policy within certain limits.

Minimum Changes.  Each increase in the Specified Face Amount must be at least $50,000.  We reserve the right to change the minimum amount by which You may change the Specified Face Amount.

Increases.  After the first policy anniversary, You may request an increase in the Specified Face Amount.  You must provide satisfactory evidence of the Insured's insurability.  The cost of insurance charges applicable to an increase in Specified Face Amount may be higher or lower than those charged on the original sums if the Insured’s health has changed to a degree that qualifies the Insured for a different risk classification.  Additional policy specification pages will be provided to show the applicable guaranteed maximum cost of insurance charges applicable to any increase.  Once requested, an increase will become effective at the next policy anniversary following our approval of your request. The Policy does not allow for an increase if the Insured's Attained Age is greater than 80 on the effective date of the increase.

Decreases.  The Specified Face Amount can be decreased after the first policy anniversary.  A decrease will become effective at the beginning of the next Policy Month following our approval of your request.  The Specified Face Amount after the decrease must be at least $100,000.  Surrender charges will apply to decreases in the Specified Face Amount during the surrender charge period except for decreases in the Specified Face Amount resulting from a change in the death benefit option or a partial withdrawal.  For purposes of determining surrender charges and later cost of insurance charges, we will apply a decrease in Specified Face Amount in the following order-

- - -	first, to the most recent increase; second, to the next most recent increases, in reverse chronological order; and finally, to the initial Specified Face Amount.

If the Supplemental Insurance Rider is in effect, the Supplemental Insurance Rider Face Amount will be reduced prior to any reductions in the Specified Face Amount.

Accessing Your Account Value

Surrenders and Surrender Charges

You may surrender the Policy for its Cash Surrender Value at any time while the Insured is living.  If You do, the insurance coverage and all other benefits under the Policy will terminate.  If You surrender the Policy and receive its Cash Surrender Value, You may incur surrender charges, taxes and tax penalties.

Cash Surrender Value is the Policy's Account Value less the sum of-

- -	the outstanding balance of any Policy Debt; and any surrender charges.

We will deduct surrender charges from your Account Value if You surrender the Policy or request a decrease in the Specified Face Amount during the surrender charge period.  There are separate surrender charges for the initial Specified Face Amount and any increase in the Specified Face Amount You request.  The surrender charge period will start on the Policy's Issue Date and on the effective date for the increase, respectively.  We will determine your Cash Surrender Value at the next close of business on the New York Stock Exchange after we receive your written request for surrender at our Principal Office.

If You surrender the Policy in the first 10 years or within the first 10 years after an increase in the Specified Face Amount, we will apply a surrender charge to the initial Specified Face Amount and to each increase in the Specified Face Amount other than an increase resulting from a change in the death benefit option.   The surrender charge will be calculated separately for the initial Specified Face Amount and each increase in the Specified Face Amount.  The surrender charge will be an amount based on certain factors, including the Policy's Specified Face Amount and the Insured's age, sex and rating class.  The following are examples of surrender charges at representative Issue Ages.

First Year Surrender Charges Per $1,000 of Specified Face Amount (Non-tobacco Male)
Issue Age 25 $5.62	Issue Age 35 $7.00	Issue Age 45 $11.00
Issue Age 55 $21.00	Issue Age 65 $26.10	Issue Age 75 $31.20

The surrender charge will be calculated based on the surrender charge percentages for the initial Specified Face Amount and each increase in the Specified Face Amount as shown in the table below.

Year	Surrender Charge (as a Percentage of the First Year Surrender Charge)
1	100.0 100.0 90.0 75.0 70.0 60.0 45.0 35.0 20.0 7.0 0.0
2
3
4
5
6
7
8
9
10
11+

A surrender charge will be applied for each decrease in the Specified Face Amount except for decreases in the Specified Face Amount resulting from a change in death benefit option or partial withdrawal.  These surrender charges will be applied in the following order:

- - -	first, to the most recent increase; second, to the next most recent increases, in reverse chronological order; and third, to the initial Specified Face Amount.
On a decrease in the initial Specified Face Amount, You will pay a proportion of the full surrender charge based on the ratio of the face amount decrease to the initial Specified Face Amount.  The surrender charge You pay on a decrease that is less than the full amount of an increase in Specified Face Amount will be calculated on the same basis.  Future surrender charges will be reduced by any applicable surrender charges for a decrease in the Specified Face Amount.
Surrender charges will be allocated proportionally among the Sub-Accounts in excess of any Policy Debt.

Partial Withdrawals

You may make a partial withdrawal of the Policy once each Policy Month after the first Policy Year by written request to us.  Each partial withdrawal must be for at least $500.

If the applicable death benefit option is Option A, the Specified Face Amount will be decreased by the amount of the partial withdrawal.  We will apply the decrease to the initial Specified Face Amount and to each increase in Specified Face Amount in the following order-

- - -
first, to the initial Specified Face Amount, up to the $100,000 minimum;

second, to the oldest increases in Specified Face Amount, in chronological order; and

third, to the most recent increase in Specified Face Amount.

If the Supplemental Insurance Rider is in effect, the Supplemental Insurance Rider Face Amount will be reduced prior to any reductions in the Specified Face Amount.

Unless You specify otherwise, the partial withdrawal will be allocated proportionally among the Sub-Accounts in excess of any Policy Debt.  We will not accept requests for a partial withdrawal if the Specified Face Amount remaining in force after the partial withdrawal would be less than the minimum Specified Face Amount.  We will effect a partial withdrawal at the next close of business on the New York Stock Exchange after we receive your written request.  A partial withdrawal may result in taxes and tax penalties.

Policy Loans

Using the Policy as collateral, You may request a policy loan of up to 90% of the Policy's Cash Value, decreased by the amount of any outstanding Policy Debt on the date the policy loan is made.  The Policy will terminate for no value subject to a grace period if the Policy Debt exceeds the Cash Value.  During the No-Lapse Guarantee Period, however, the Policy will not terminate if it satisfies the minimum premium test.

You may allocate the policy loan among the Sub-Accounts.  If You do not specify the allocation, then the policy loan will be allocated proportionally among the Sub-Accounts in excess of any Policy Debt.  Loan amounts allocated to the Variable Sub-Accounts will be transferred to the Fixed Account.  We will periodically credit interest at an effective annual rate of 3% on the loaned values of the Fixed Account.

Interest on the policy loan will accrue daily at 4% annually during Policy Years 1 through 10.  If the LTA Rider is attached to the Policy, loan interest is 3.0% in Policy Year 11 and thereafter.  If the LTA Rider is not attached to the Policy, loan interest is 3.5% in Policy Year 11 and thereafter.  This interest will be due and payable to us in arrears on each policy anniversary.  Any unpaid interest will be added to the principal amount as an additional policy loan and will bear interest at the same rate and will be assessed in the same manner as the prior policy loan.

The Cash Surrender Value and the Policy Proceeds are reduced by the amount of any outstanding Policy Debt.

All funds we receive from You will be credited to the Policy as premium unless we have received written notice, in a form satisfactory to us, that the funds are for loan repayment.  In the event You have a loan against the Policy, it is generally advantageous to repay the loan rather than make a premium payment because premium payments incur expense charges whereas loan repayments do not.  Loan repayments will first reduce the outstanding balance of the policy loan and then accrued but unpaid interest on such loans.  We reserve the right to repay any loans from the Fixed Account prior to loans from the Variable Sub-Accounts.
A policy loan, whether or not repaid, will affect the Policy Proceeds payable upon the Insured's death and the Account Value because the investment results of the Sub-Accounts will apply only to the non-loaned portion of the Account Value.  The longer a loan is outstanding, the greater the effect is likely to be and, depending on the investment results of the Sub-Accounts while the loan is outstanding, the effect could be favorable or unfavorable.

Short-Term Trading

The Policy is not designed for short-term trading.  If You wish to employ such strategies, do not purchase a Policy.  Transfer limits and other restrictions, described below, are subject to our ability to monitor transfer activity.  Some Owners and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection.  Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Owners or intermediaries or curtail their trading.  A failure to detect and curtail short-term trading could result in adverse consequences to Owners.  Short-term trading can increase costs for all Owners as a result of excessive portfolio transaction fees.  In addition, short-term trading can adversely affect a Fund's performance.  If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.

The Variable Account has policies and procedures to discourage frequent transfers of Account Value.  As described below under "Transfer Privileges," the Policy includes limiting the number and timing of certain transfers, subject to exceptions described in that section and exceptions designed to protect the interest of individual Owners.  The Company also reserves the right to charge a fee for transfers.

Short-term trading activities whether by an individual, a firm or a third party authorized to initiate transfer requests on behalf of Owner(s) may be subject to other restrictions as well (including transfers to and from the Fixed Account).  For example, we reserve the right to take actions against short-term trading which restrict your transfer privileges more narrowly than the policies described under "Transfer Privileges", such as requiring transfer requests to be submitted in writing through regular first-class U.S. mail (e.g., no overnight, priority or courier delivery allowed), and refusing any and all transfer instructions.

If we determine that a third party acting on your behalf is engaging (alone or in combination with transfers effected by You directly) in a pattern of short-term trading, we may refuse to process certain transfers requested by such a third party.  In particular, we will treat as short-term trading activity and refuse to process any transfer that is requested by an authorized third party within 30 days of a previous transfer (whether the earlier transfer was requested by You or a third party acting on your behalf).  We may also impose special restrictions on third parties that engage in reallocations of Policy values by limiting the frequency of the transfer and reallocating or exchanging 100% of the values in the redeeming sub-accounts.

We reserve the right to waive short-term trading restrictions, where permitted by law and not adverse to the interests of the relevant underlying Fund and other of the Company’s contract owners and Owners, in the following instances:

-   when a new broker of record is designated for the Policy;
-   when the Owner changes;
-   when control of the Policy passes to the designated beneficiary upon the death of the Insured;
-   when necessary in our view to avoid hardship to an Owner;
-   when underlying Funds are dissolved, merged or substituted.

If short-term trading results as a consequence of waiving the restrictions against short-term trading, it could expose Owners to certain risks.  The short-term trading could increase costs for all Owners as a result of excessive portfolio transaction fees.  In addition, the short-term trading could adversely affect a Fund's performance.  If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.  Unless the short-term trading policy and the permitted waivers of that policy are applied uniformly, some Owners may experience a different application of the policy and therefore may experience some of these risks.  Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some short-term traders to engage in short-term trading while prohibiting others from doing the same.

The Funds’ Harmful Trading Policies.  In addition to the restrictions that we impose (as described above under Short-Term Trading and below under Transfer Privileges), most of the Funds have adopted restrictions or other policies about transfers or other purchases and sales of the Funds’ shares.  These policies (the “Funds’ Harmful Trading Policies”) are intended to protect the Fund from short-term trading or other trading practices that are potentially harmful to the Fund.  The Funds’ Harmful Trading Policies may be more restrictive in some respects than the restrictions that we otherwise would impose, and the Funds may modify their Harmful Trading Policies from time to time.

We are legally obligated to provide (at the Funds’ request) information about each amount You cause to be deposited into a Fund (including by way of premium payments and transfers under your Policy) or removed from the Fund (including by way of withdrawals and transfers).  If a Fund identifies You as having violated the Fund’s Harmful Trading Policies, we are obligated, if the Fund requests, to restrict or prohibit any further deposits or exchanges by You (or a third party acting on your behalf) in respect of that Fund.  Any such restriction or prohibition may remain in place indefinitely.

Accordingly, if You do not comply with any Fund’s Harmful Trading Policies, You (or a third party acting on your behalf) may be prohibited from directing any additional amounts into that Fund or directing any transfers or other exchanges involving that Fund.  You should review and comply with each Fund’s Harmful Trading Policies, which are disclosed in the Funds’ current prospectuses.

Funds may differ significantly as to such matters as:  (a) the amount, format and frequency of information that the Funds request from us about transactions that our customers make; and (b) the extent and nature of any limits or restrictions that the Funds request us to impose upon such transactions.  As a result of these differences, the costs borne by us and (directly or indirectly) by our customers may be significantly increased.   Any such additional costs may outweigh any additional protection that would be provided to our customers, particularly in view of the protections already afforded by the trading restrictions that we impose as described above under Short-Term Trading and below under Transfer Privileges.  Also, if a Fund imposes more strict trading restrictions than are reasonably necessary under the circumstances, You could be deprived of potentially valuable flexibility to make transactions with respect to that Fund.  For these and other reasons, we may disagree with the timing or substance of a Fund’s requests for information from us or with any transaction limits or restrictions that the Fund requests us to impose upon our customers.  If any such disagreement with respect to a Fund cannot be satisfactorily resolved, the Fund might be restricted or, subject to obtaining any required regulatory approval, replaced as an investment option.

Transfer Privileges

Subject to the above special restrictions and to our rules as they may exist from time to time and to any limits that may be imposed by the Funds, You may at any time transfer to another Sub-Account all or a portion of the Account Value allocated to a Sub-Account.  There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer above 12 transfers in any Policy Year.  We will make transfers pursuant to an authorized written or telephone request to us.  Telephone requests will be honored only if we have a properly completed telephone authorization form for You on file.  We, our affiliates and the representative from whom You purchased the Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine.  We will use reasonable procedures to confirm that instructions communicated by telephone are genuine.  For transactions initiated by telephone, You will be required to identify yourself by name and a personal identification number.

Transfers may be requested by indicating the transfer of either a specified dollar amount or a specified percentage of the Fixed Account or the Variable Sub-Account's value from which the transfer will be made.  If You request a transfer based on a specified percentage of the Fixed Account or the Variable Sub-Account's value, that percentage will be converted into a request for the transfer of a specified dollar amount based on application of the specified percentage to the Fixed Account or the Variable Sub-Account's value at the time the request is received.  We reserve the right to limit the number of Sub-Accounts to which You may allocate your Account Value to not more than 20.

An acceptable transfer request will be processed as of the date our Principal Office receives your request provided that it is received on a Valuation Date before the close of the NYSE.  An “acceptable transfer request” is one that is authorized by a person with proper authority, provides clear instruction to the Company, as administrator of the Variable Account, and is for a transaction that is not restricted by policies and procedures of the Variable Account, the Fund or us.  If an acceptable transfer request is received on a day that is not a Valuation Date or after the close of the NYSE on a Valuation Date, it will be processed effective on the next Valuation Date.

Transfer privileges are subject to our consent.  We reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred; (2) the frequency of transfers; and (3) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account.  We will notify You in writing of any such limitations.  If your Policy so states in its text or via endorsement, thirty days must elapse between each transfer.

Transfers from the Fixed Account to the Variable Sub-Accounts are limited to one transfer annually equaling 25% of the value of the Fixed Account at the end of the prior Policy Year or $5,000, whichever is greater.  We reserve the right to restrict amounts transferred to the Fixed Account from the Variable Sub-Accounts.

Account Value

Your Account Value is the sum of the values of each Variable Sub-Account  plus the value of the Fixed Account.  The Account Value varies depending upon the Premiums paid, Premium Expense Charges, Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Cost of Insurance charges, partial withdrawals, fees, policy loans and the net investment factor (described below).

The minimum guaranteed interest rate applicable to the values in the Fixed Account is 3% annually.  Interest in excess of the guaranteed rate may be applied in such a manner as we may determine, based on our expectations of future interest, mortality costs, persistency, expenses and taxes. Interest credited will be computed on a compound interest basis.

Account Value of the Variable Sub-Accounts.  We measure the amounts in the Variable Sub-Accounts in terms of Units and Unit Values.  On any given date, the amount You have in a Variable Sub-Account is equal to the Unit Value multiplied by the number of Units credited to You in that Variable Sub-Account.  Amounts allocated to a Variable Sub-Account will be used to purchase Units of that Variable Sub-Account.  Units are redeemed when You make partial withdrawals, undertake policy loans or transfer amounts from a Variable Sub-Account, and for the payment of Monthly Expense Charges, Monthly Cost of Insurance charges, Mortality and Expense Risk Charges and other fees.  The number of Units of each Variable Sub-Account purchased or redeemed is determined by dividing the dollar amount of the transaction by the Unit Value for the Variable Sub-Account.  A Valuation Date is any day on which the NYSE are open for business and valuation will occur at the close of the NYSE. The NYSE historically closes on weekends and the following holidays:  New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.  For the first Valuation Date of each Variable Sub-Account, the Unit Value is established at $10.00.  The Unit Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the net investment factor (determined as provided below).  The Unit Value of a Variable Sub-Account for any Valuation Date is determined as of the close of the Valuation Period ending on that Valuation Date.  The Valuation Period is the period of time from one determination of Unit Values to the next.

If accompanied by proper allocation instructions, a premium received at our Principal Office is credited to the Policy on the same date it is received unless that date is not a Valuation Date or receipt is after the close of the NYSE on a Valuation Date.  In those instances, the premium will be credited on the next Valuation Date. If premium is to be allocated to a Variable Sub-Account, the Unit Value of the Variable Sub-Account will be that next determined after receipt of such premium.

The Investment Start Date is the date we apply your first premium payment, which will be the later of the Issue Date, the policy date or the Valuation Date we receive a premium equal to or in excess of the Initial Premium.

The Account Value on the Investment Start Date equals:

- -
the net premium received, minus

the monthly deductions due on the policy date and subsequent Monthly Anniversary Days through the Investment Start Date charged to the Variable Sub-Accounts and the Fixed Account.

The Account Value on subsequent Valuation Dates is equal to:

- - - - - - - - -
the Account Value attributable to the Variable Sub-Account on the preceding Valuation Date, multiplied by that Sub-Account’s Net Investment Factor, plus the value of the Fixed Account on the preceding Valuation Date, accrued at interest, plus that portion of Net Premium received and allocated to a Sub-Account during the current Valuation Period, plus any amounts transferred by You to a Sub-Account from another Sub-Account during the current Valuation Period, less any amounts transferred by You a the Sub-Account to another Sub-Account during the current Valuation Period, less that portion of any Partial Withdrawals deducted from a Sub-Account during the current Valuation Period, plus any amounts transferred among the Sub-Accounts for a Policy loan, less that portion of any surrender charges associated with a decrease in the Specified Face Amount charged to a Sub-Account during the current Valuation Period, less if a Processing Date, that portion of the Monthly Deductions charged to the a Sub-Account for the Policy Month.

Net Investment Factor. The net investment factor for each Variable Sub-Account for any Valuation Period is the quotient of (1) divided by (2) where: (1) is the net result of-

- -
the net asset value of a Fund share held in the Variable Sub-Account determined as of the end of the Valuation Period, plus the per share amount of any dividend or other distribution declared on Fund shares held in the Variable Sub-Account if the "ex-dividend" date occurs during the Valuation Period, plus or minus

-
a per share credit or charge with respect to any taxes reserved for by us, or paid by us if not previously reserved for, during the Valuation Period which are determined by us to be attributable to the operation of the Variable Sub-Account; and

(2) is the net asset value of a Fund share held in the Variable Sub-Account determined as of the end of the preceding Valuation Period.

The net investment factor may be greater or less than one.

Insufficient Value.  The Policy will terminate for no value, subject to a grace period described below if, on a Processing Date, the Policy’s Account Value is less than or equal to zero.

During the No-Lapse Guarantee Period, a Policy will not terminate by reason of insufficient value if it satisfies the "minimum premium test" described below.  If it does not satisfy the “minimum premium test”, additional premium is required to keep the Policy in force.  The Policy may also be protected from lapse due to insufficient value if the Loan Lapse Protection Rider has been elected and is in effect.

The No-Lapse Guarantee Period begins at issue and is based on the Insured’s age.  It may vary in length by state.  The maximum duration is 20 years or until the Insured attains age 80, whichever occurs first.  In no instance will the no-lapse period be less than five years.

Minimum Premium Test (No-Lapse Guarantee).  A Policy satisfies the minimum premium test if the premiums paid less any partial withdrawals less any Policy Debt exceed the sum of the "Minimum Monthly Premiums" which applied to the Policy in each Policy Month from the policy date to the Valuation Date.

The applicable Minimum Monthly Premiums are specified in the Policy.  We may revise the Minimum Monthly Premiums as a result of any of the following changes to a Policy:

- -	change in Specified Face Amount change in supplemental benefit

The revised Minimum Monthly Premiums will be effective as of the effective date of the change to the Policy and will remain in effect until again revised by any of the above changes.

The No-Lapse Guarantee Period will be different based on the Insured's age.  It may also vary in some states, but in no case will it be greater than 20 years.

Grace Period.  If, on a Valuation Date, the Policy will terminate by reason of insufficient value, we will allow a grace period.  This grace period will allow 61 days from that Valuation Date for the payment of a premium sufficient to keep the Policy in force.  Notice of premium due will be mailed to your last known address and the last known address of any assignee of record.  We will assume that your last known address is the address shown on the Policy Application (or notice of assignment), unless we receive written notice of a change in address in a form satisfactory to us.  If the premium due is not paid within 61 days after the beginning of the grace period, then the Policy and all rights to benefits will terminate without value at the end of the 61 day period.  The Policy will continue to remain in force during this grace period.  If the Policy Proceeds become payable by us during the grace period, then any overdue monthly deductions will be deducted from the amount payable by us.

Splitting Units.  We reserve the right to split or combine the value of Units.  In effecting any such change, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Policy.

Charges and Deductions

The monthly deductions described below are the Premium Expense Charges, Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Costs of Insurance and the charges for any supplemental benefits.

There are no monthly deductions after the policy anniversary on which the Insured is Attained Age 121.

Premium Expense Charge.  We will deduct a Premium Expense Charge from each premium payment upon receipt.  Two percent of the charge is used to pay federal, state and local tax obligations and does not vary by state.  The remainder of the Premium Expense Charge is a sales load used for agent compensation and other at issue costs.  If the LTA Rider is not attached to the Policy, the current Premium Expense Charge is 6.50% in all Policy Years and will not exceed 8.25%.  If the LTA Rider is attached to the Policy, the Premium Expense Charge is currently 15.00% in all Policy Years and is guaranteed not to exceed 15.00% in any Policy Year.

Mortality and Expense Risk Charge.  This charge is for the mortality and expense risks we assume with respect to the Policy.  It is a percentage of the Account Value of the Variable Sub-Accounts and, unless You direct otherwise, is deducted proportionally from the Account Value of the Sub-Accounts each month.  We may realize a profit from this charge.

If the LTA Rider is not attached to the Policy, the current Mortality and Expense Risk Charge percentage is 0.60% (.05% monthly) annually for Policy Years 1 through 5 and 0.12% (.01% monthly) annually thereafter.  The Charge is guaranteed not to exceed those levels for Policies without the LTA Rider.

If the LTA Rider is attached to the Policy, there is currently no Mortality and Expense Risk Charge.  Should a Mortality and Expense Charge be imposed, it will not exceed 0.25% (.02083% monthly).

The mortality risk we assume is that the group of lives insured under the Policies may, on average, live for shorter periods of time than we estimated.  The expense risk we assume is that our costs of issuing and administering Policies may be more than we estimated.

Monthly Expense Charge.  We will deduct from your Account Value monthly a charge of $8.00 in all years and a monthly charge based on the Specified Face Amount for the first 5 Policy Years following the issuance of the Policy and the first 5 Policy Years following the effective date of each increase in the Specified Face Amount, if any, based on the amount of the increase.  The Monthly Expense Charge is based on the age, sex and rating class of the Insured and is higher if the LTA Rider is attached to the Policy.  Unless You direct otherwise, the Monthly Expense Charges will be deducted proportionally from the amounts in the Sub-Accounts in excess of any Policy Debt and covers administration expenses and issuance costs.

Monthly Cost of Insurance.  We deduct a Monthly Cost of Insurance charge from your Account Value to cover anticipated costs of providing insurance coverage.  We may realize a profit from this charge.  Unless You direct otherwise, the Monthly Cost of Insurance deduction will be charged proportionally to the amounts in the Sub-Accounts in excess of any Policy Debt.

The Monthly Cost of Insurance equals the sum of (1), (2) and (3) where:

(1) (2) (3)
is the cost of insurance charge equal to the Monthly Cost of Insurance rate (described below) multiplied by the net amount at risk divided by 1,000;

is the monthly rider cost for any riders which are a part of the Policy (i.e. Waiver of Monthly Deductions, Payment of Stipulated Amount, Supplemental Insurance, Enhanced Cash Surrender Value); and

is any additional insurance charge calculated, as specified in the Policy, for substandard risk classifications.

The net amount at risk equals:

- -	the death benefit divided by 1.00247; minus your Account Value on the Processing Date prior to assessing the monthly deductions.

The net amount at risk is affected by the performance of the Sub-Accounts to which premium is allocated, the cumulative premium paid, any Policy Debt, any partial withdrawals, transaction fees and periodic charges.

If there are increases in the Specified Face Amount other than increases caused by changes in the death benefit option, the cost of insurance charge described above is determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount.  In calculating the net amount at risk, your Account Value will first be allocated to the initial death benefit and then to each increase in the Specified Face Amount in the order in which the increases were made.

Monthly Cost of Insurance Rates.  The Monthly Cost of Insurance rates (except for any such rate applicable to an increase in the Specified Face Amount) are based on the length of time the Policy has been in force and the Insured's sex (in the case of non-unisex Policies), Issue Age and rating class.  The Monthly Cost of Insurance rates applicable to each increase in the Specified Face Amount are based on the length of time the increase has been in force and the Insured's sex (in the case of non-unisex Policies), Issue Age and rating class.  The Monthly Cost of Insurance rates will be determined by us from time to time based on our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses and taxes.  The rates for the Policy will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.   The rates for the Policy if the LTA Rider is attached will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables.

Other Charges and Deductions.  Interest charged on outstanding loans as well as the interest credited to loaned values of the Fixed Account is more fully described at page 21.  Additionally, a flat extra charge may apply if an Insured is a substandard risk.  A flat extra charge will not exceed $20.00 per $1000 of Specified Face Amount and Supplemental Insurance Rider Face Amount.  It is deducted from the Account Value on a monthly basis and covers the additional mortality risks of the Insured borne by the Company.  A definition of “flat extra” is provided in the Glossary.

Waivers and Reduced Charges

We may reduce or waive the sales load or surrender charge in situations where selling and/or maintenance costs associated with the Policies are reduced, sales of large Policies, and certain group or sponsored arrangements.  In addition, we may waive charges in connection with Policies sold to our affiliates' officers, directors and employees.

We also reserve the right to reduce the Premium Expense Charge, Monthly Expense Charge and Mortality and Expense Risk Charge.  We will provide You prompt notice of any reduction.  Reductions will be based on uniformly applied criteria that do not discriminate unfairly against any person.

Supplemental Benefits

The following supplemental benefit riders may be available in your state. Each rider is subject to certain limitations and termination provisions.  For additional information on the riders, please ask your financial adviser.

Accelerated Benefits Rider.  Under this rider, we will pay You, at your written request in a form satisfactory to us, an "accelerated benefit" if the Insured is terminally ill.  An Insured is considered "terminally ill" if the Insured has a life expectancy of 12 months or less due to illness or physical condition.  (This time period may be more or less in some states.)

The accelerated benefit payment will be equal to that portion of the Policy's death benefit requested by You, not to exceed the lesser of (a) 75% of the amount of the death benefit or (b) $250,000 (the "Accelerated Amount"), subject to certain adjustments.  This rider automatically attaches to every Policy at no charge.

Charitable Giving Benefit Rider.  Under this rider, when Policy Proceeds are payable, we will pay a Charitable Gift Amount to the named Charitable Beneficiary.  The Charitable Gift Amount is 1% of the Specified Face Amount.  The Charitable Beneficiary may be any organization considered exempt from federal taxation under Section 501(c) of the Internal Revenue Code and is listed in Section 170(c) of the Internal Revenue Code as an authorized recipient of charitable contributions. The Charitable Gift Amount and the Charitable Beneficiary in effect on the Issue Date are shown in the Policy.  The rider must be elected at issue and can be discontinued upon written request to the Company.  There is no charge for this rider.  You may elect this rider if the Specified Face Amount of the Policy meets or exceeds our current underwriting guidelines for issuance of the rider.  Currently, the minimum Specified Face Amount for rider availability is $1,000,000.

Waiver of Monthly Deductions Rider.  Under this rider, we will waive the monthly deductions for the Policy and any optional riders for all months for which the Insured suffers a total disability, if the Insured's total disability commences while this rider is in force and continues for six months.  We will continue to waive the monthly deductions for as long as the disability continues.  Waiver of monthly deductions means the Account Value will not be reduced by any monthly deductions each Monthly Anniversary Day during the period of total disability.  We must receive written notice and due proof before we will waive the monthly deductions.  We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for two years.  The rider charge, deducted monthly from the Account Value, is based on the issue age of the Insured.  The rider must be elected at issue and may be discontinued upon written request to the Company.  If the rider is discontinued, the rider charge will cease.  If You elect this rider, You may not elect the Payment of Stipulated Amount Rider.

Payment of Stipulated Amount Rider.  Under this rider, we will make a monthly payment of the "stipulated amount" into the Account Value when the Insured suffers a total disability, if the Insured's total disability commences while this rider is in force and continues for six months.  You elect the stipulated amount on the application.  We will continue to make a payment of that amount for as long as the disability continues but no later than the duration of the payment option elected (Insured's age 65 or 70). Payment of the stipulated amount does not guarantee that the Account Value of the Policy will be sufficient to keep the Policy in force.  We must receive written notice and due proof before we will make a payment.  We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for two years.  The rider charge, deducted monthly from the Account Value, is based on the age and sex of the Insured and will cease for the term the stipulated amount is being paid.  The rider must be elected at issue and may be discontinued upon written request to the Company.  If the rider is discontinued, the rider charge will cease.  The rider may not be elected if the Waiver of Monthly Deductions Rider has been elected.

Enhanced Cash Surrender Value Rider.  If this rider is attached to the Policy, there are no surrender charges applicable to partial withdrawals or full surrenders during the Enhanced Cash Surrender Value Period. Surrender charges will not be waived if the surrender is part of an exchange under Section 1035 of the Internal Revenue Code.  Attachment of the rider also adjusts the Monthly Expense Charge.  The monthly per $1000 of initial Specified Face Amount Monthly Expense Charge deducted from the Account Value is generally less than that applying to the Policy without the Enhanced Cash Surrender Value Rider but applies for ten years rather than five years. The Enhanced Cash Surrender Value Period is ten years.  The rider must be elected at issue and may not be discontinued.  The Enhanced Cash Surrender Value Rider may not be elected if the LTA Rider has been elected.

Loan Lapse Protection Rider.  Under this rider, the Policy will not terminate for insufficient value on and after the Rider Exercise Date.  The Rider Exercise Date is the earliest date on which all the following have occurred:

- - - - - - -
the Insured is 75 or older;

the Policy has been in force at least 15 years;

the outstanding Policy Debt is greater than the Specified Face Amount;

the outstanding Policy Debt equals or exceeds 96% of the Account Value;

not more than 30% of the Policy Debt has been a result of loan activity in the 36 months immediately preceding the Rider Exercise Date;

the sum of withdrawals made equals the sum of premiums paid; and

we have received your request to exercise the rider.

The rider charge is an administrative charge that applies on the Rider Exercise Date and equals the excess of 99.5% of the Account Value over the Policy Debt.

On the Rider Exercise Date, after deduction of the rider charge from the Account Value, the following will occur:

- - - - - -
The Account Value in the Variable Sub-Accounts will be irrevocably transferred to the Fixed Account;

The Death Benefit will be changed to equal 105% of the Account Value;

Monthly Deductions will cease;

No further premium will be accepted;

Specified face amount increases and decreases will no longer be permitted; and

All supplemental riders (other than the accelerated benefit rider) will terminate.

The rider automatically attaches to every Policy and may be discontinued upon written request to the Company.

Long Term Accumulation Rider (“LTA” Rider).  Under this rider, surrender charges under the Policy will be waived and an asset credit will be paid on the Asset Credit Date and each policy anniversary thereafter.  The Asset Credit Date is the Policy Anniversary when Asset Credits may begin to be paid into the Policy.  The Asset Credit Date is shown in the Policy.

The amount of asset credit is calculated as a percentage of Account Value less Policy Debt.  It will be impacted by the investment return on the Sub-Accounts and your loan activity.  There is no guaranteed minimum asset credit but currently, the asset credit is .30% of the Account Value less Policy Debt for Policy Years 16 and thereafter.  There is no separate charge for this rider but attachment of the rider to the Policy changes the Premium Expense Charge, Monthly Cost of Insurance Charge, Monthly Mortality and Expense Risk Charge and the Monthly Expense Charge.  Please see the Fee Table to determine how charges vary with rider attachment.  The rider must be elected at issue and may not be discontinued.  If You elect the rider, You may not elect the Enhanced Cash Surrender Value Rider.

Supplemental Insurance Rider.  This rider provides for additional insurance on the life of the Insured by combining term coverage with the underlying variable universal life ("base policy") coverage.  This rider has separate charges associated with it.  At this time, those charges are generally lower than base policy charges for the same coverage.

By combining coverage under this rider with base policy coverage, You may be able to buy the same amount of death benefit for less premium than if You had purchased an all base policy.  If this rider is combined with base policy coverage, the same amount of premium paid for the combined coverage as for an all base policy will generate faster cash value accumulation within the base policy.  Additional underwriting requirements may be imposed at the time of rider election, which may occur after issue.

At issue, the base policy may have a No-Lapse Guarantee Period as long as 20 years.  However, this rider's No-Lapse Guarantee Period is limited to five years.  This rider will terminate at the policy anniversary on which the Insured reaches Attained Age 121.  Base policy coverage will continue beyond Attained Age 121 provided there is cash value in the Policy when the Insured reaches Attained Age 121.  If a key objective is guarantees, supplementing the Policy with this rider may therefore not be appropriate.

The Cost of Insurance rates used to determine the monthly rider charge deduction from the Account Value are based on the length of time the rider has been in force and the Insured's sex (in the case of non-unisex Policies), Issue Age and rating class.  The rates will be determined by us from time to time based on our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses and taxes.  The rates for the rider will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.   The rates for the rider if the LTA Rider also attaches to the Policy will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables.  You may discontinue this rider upon written request to the Company.  If discontinued, the rider charge will cease.

Travel Assistance Endorsement.  This endorsement permits Covered Persons to avail themselves of some or all of the following services provided by a third party we designate when the Covered Person is 100 miles or more away from home:

- - - - - - - - - - - -
Medical Consultation and Evaluation
Hospital Admission Guarantee
Emergency Evacuation
Critical Care Monitoring
Medically Supervised Repatriation
Prescription Assistance
Emergency Message Transmission
Emergency Trauma Counseling
Transportation to Join Patient
Care for Minor Children
Legal and Interpreter Referrals
Return Mortal Remains

“Covered Persons” are defined as:

(a) For a Policy which is not trust-owned, the Insured and their dependents.
(b) For a Policy which is trust-owned, the Insured and their dependents only if the trustee, in his/her sole and exclusive discretion, elects to make the Covered Services available.

The endorsement automatically attaches to every Policy and is provided at no charge.

Termination of Policy

The Policy will terminate on the earlier of the date we receive your request to surrender, the expiration date of the Grace Period without payment of premium due or the date of death of the Insured.

Reinstatement

Before the Insured's death, we may reinstate the Policy provided that the Policy has not been surrendered and You-

- - -
make a request for reinstatement within three years from the date of termination;

submit satisfactory evidence of insurability to us; and

pay an amount, as determined by us, sufficient to put the Policy in force.

An amount sufficient to put the Policy in force is not less than:

- - - -
the monthly deductions overdue at the end of the grace period; plus any excess of Policy Debt over Cash Value at the end of the grace period; plus three times the monthly cost of insurance charges applicable at the date of reinstatement; plus three times the monthly expense charges applicable at the date of reinstatement.

During the No-Lapse Guarantee Period, an amount sufficient to put the Policy in force is the amount necessary to meet the minimum premium test.

Any Policy Debt at the time the Policy terminated must be repaid at time of reinstatement or carried over to the reinstated Policy.

Deferral of Payment

We will usually pay any amount due from the Variable Account within seven days after the Valuation Date following our receipt of written notice satisfactory to us giving rise to such payment or, in the case of death of the Insured, Due Proof of such death. Payment is subject to our rights under the Policy's incontestability and suicide provisions. Payment of any amount payable from the Variable Account on death, surrender, partial withdrawal or policy loan may be postponed whenever:

- - -
the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the NYSE is otherwise restricted, as determined by the Securities and Exchange Commission;

the Securities and Exchange Commission, by order, permits postponement for the protection of policyowners; or

an emergency exists as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Variable Account.

We may defer payment from the Fixed Account for a period up to six months.

Rights of Owner While the Insured is alive, unless You have assigned any of these rights, You may:

- - - - - - -
transfer ownership to a new owner;

name a contingent owner who will automatically become the owner of the Policy if You die before the Insured;

change or revoke a contingent owner;

change or revoke a beneficiary;

exercise all other rights in the Policy;

increase or decrease the Specified Face Amount, subject to the other provisions of the Policy;

change the death benefit option, subject to the other provisions of the Policy.

When You transfer your rights to a new owner, You automatically revoke any prior contingent owner designation.  When You want to change or revoke a prior beneficiary designation, You have to specify that action.  You do not affect a prior beneficiary when You merely transfer ownership, or change or revoke a contingent owner designation.

You do not need the consent of a beneficiary or a contingent owner in order to exercise any of your rights.  However, You must give us written notice satisfactory to us of the requested action.  Your request will then, except as otherwise specified herein, be effective as of the date You signed the form, subject to any action taken before we received it.

Rights of Beneficiary

The beneficiary has no rights in the Policy until the death of the Insured.  If a beneficiary is alive at that time, the beneficiary will be entitled to payment of the Policy Proceeds as they become due.

Other Policy Provisions

Addition, Deletion or Substitution of Investments.  We may decide to add new Variable Sub-Accounts at any time.  Also, shares of any or all of the Funds may not always be available for purchase by the Variable Account, or we may decide that further investment in any such shares is no longer appropriate.  In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the Securities and Exchange Commission, to the extent necessary.  In addition, the investment policies of the Variable Sub-Accounts will not be changed without the approval of the Insurance Commissioner of the State of Delaware.  We also reserve the right to eliminate or combine existing Variable Sub-Accounts or to transfer assets between Variable Sub-Accounts. In the event of any substitution or other act described in this paragraph, we will notify You and make any appropriate amendments to the Policy to reflect the substitution.

Entire Contract.  Your entire contract with us consists solely of the Policy, including the attached copy of the Policy Application and any attached copies of supplemental applications and any riders and endorsements.

Alteration.  Sales representatives do not have any authority to either alter or modify the Policy or to waive any of its provisions.  The only persons with this authority are our president, actuary, secretary or one of our vice presidents.

Modification. Upon notice to You, we may modify the Policy if such a modification-

- - - -
is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which we are or the Variable Account is subject;

is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy;

is necessary to reflect a change in the operation of the Variable Account or the Sub-Accounts; or

adds, deletes or otherwise changes Variable Sub-Account options.

When required, approval of the Securities and Exchange Commission will be obtained.

We also reserve the right to modify certain provisions of the Policy as stated in those provisions.  In the event of any such modification, we may make appropriate amendments to the Policy to reflect such modification.

Assignments.  During the lifetime of the Insured, You may assign all or some of your rights under the Policy.  All assignments must be filed at our Principal Office and must be in written form satisfactory to us.  The assignment will then be effective as of the date You signed the form, subject to any action taken before we acknowledge receipt. We are not responsible for the validity or legal effect of any assignment.

Nonparticipating.  The Policy does not pay dividends.  The Policy does not share in our profits or surplus earnings.

Misstatement of Age or Sex (Non-Unisex Policy).  If the age or sex (in the case of a non-unisex Policy) of the Insured is stated incorrectly, the amounts payable by us will be adjusted as follows:

     Misstatement discovered at death-The death benefit will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or sex (for a non-unisex Policy).

     Misstatement discovered prior to death-Your Account Value will be recalculated from the policy date using the Monthly Cost of Insurance Rates based on the correct age or sex (for a non-unisex Policy).

Suicide.  If the Insured, whether sane or insane, commits suicide within two years after the Policy's Issue Date, we will not pay any part of the Policy Proceeds.  We will refund the premiums paid, less the amount of any Policy Debt and any partial withdrawals.

If the Insured, whether sane or insane, commits suicide within two years after the effective date of an increase in the Specified Face Amount, then our liability as to that increase will be the cost of insurance for that increase.

Incontestability.  All statements made in the application or in a supplemental application are representations and not warranties.  We relied and will rely on those statements when approving the issuance, increase in face amount, increase in death benefit over premium paid, change in death benefit option or reinstatement of the Policy.  No statement can be used by us in defense of a claim unless the statement was made in the application or in a supplemental application.  In the absence of fraud, after the Policy has been in force during the lifetime of the Insured for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums.  However, any increase in the face amount which is effective after the Issue Date will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the Effective Date of Coverage of such increase.  Any increase in death benefit over premium paid or increase in death benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the date of the increase.  Any reinstatement will be incontestable after the reinstated Policy has been in force during the lifetime of the Insured for two years from the effective date of the reinstatement.

Report to Owner.  We will send You a report at least once each Policy Year.  The report will show current policy values, premiums paid and deductions made since the last report.  It will also show the balance of any outstanding policy loans and accrued interest on such loans.  There is no charge for this report.  Additionally, confirmations of individual transactions (e.g. premium payments, allocations, transfers) in the Policy will be sent at the time of the transaction.

Performance Information

We may sometimes publish performance information related to the Fund, the Variable Account or the Policy in advertising, sales literature and other promotional materials.  This information is based on past investment results and is not an indication of future performance.

Portfolio Performance

We may publish a mutual fund portfolio's total return or average annual total return. Total return is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains.  Average annual total return is a hypothetical rate of return that, if achieved annually, would have produced the same total return over a stated period if performance had been constant over the entire period.  Average annual total returns smooth variations in performance, and are not the same as actual year-by-year results.

We may also publish a mutual fund portfolio's yield.  Yield refers to the income generated by an investment in a portfolio over a given period of time, expressed as an annual percentage rate.  When a yield assumes that income earned is reinvested, it is called an effective yield.  Seven-day yield illustrates the income earned by an investment in a money market fund over a recent seven-day period.

Total returns and yields quoted for a mutual fund portfolio include the investment management fees and other expenses of the portfolio, but do not include charges and deductions attributable to the Policy.  These expenses would reduce the performance quoted.

Adjusted Non-Standardized Portfolio Performance

We may publish a mutual fund portfolio's total return and yields adjusted for charges against the assets of the Variable Account.

We may publish total return and yield quotations based on the period of time that a mutual fund portfolio has been in existence.  The results for any period prior to any Policy being offered will be calculated as if the Policy had been offered during that period of time, with all charges assumed to be those applicable to the Policy.

Other Information

Performance information may be compared, in reports and promotional literature, to:

- -
the S&P 500, Dow Jones Industrial Average, Lehman Brothers Aggregate Bond Index or other unmanaged indices so that investors may compare the Variable Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;

other groups of variable life variable accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or

-
the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Variable Sub-Account.  Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management expenses.

We may provide Policy information on various topics of interest to You and other prospective policyowners. These topics may include:

- - - - - -
the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets;

investment strategies and techniques (such as value investing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing);

the advantages and disadvantages of investing in tax-deferred and taxable investments;

customer profiles and hypothetical purchase and investment scenarios;

financial management and tax and retirement planning; and

investment alternatives to certificates of deposit and other financial instruments, including comparisons between a Policy and the characteristics of, and market for, such financial instruments.

Federal Income Tax Considerations

The following is a summary of our understanding of current federal income tax laws and is not intended as tax advice.  You should be aware that Congress has the power to enact legislation affecting the tax treatment of life insurance contracts which could be applied retroactively.  New judicial or administrative interpretation of federal income tax law may also affect the tax treatment of life insurance contracts.  The Internal Revenue Code of 1986, as amended (the “Code”), is not in force in the Commonwealth of Puerto Rico.  Accordingly, some references in this summary will not apply to Policies issued in Puerto Rico.  However, due to IRS Rev. Rul. 2004-75, as amplified by Rev. Rul. 2004-97, we will treat Puerto Rico Policy distributions and withdrawals occurring on and after January 1, 2005 as U.S.-source income that is subject to U.S. income tax withholding and reporting. Any person contemplating the purchase of a Policy or any transaction involving a Policy should consult a qualified tax adviser.  We do not make any representation or provide any guarantee regarding the federal, state or local tax treatment of any Policy or any transaction involving a Policy.

Our Tax Status

We are taxed as a life insurance company under Subchapter L of the Code.  Although we account for the operations of the Variable Account separately from our other operations for purposes of federal income taxation, the Variable Account currently is not separately taxable as a regulated investment company or other taxable entity.

Taxes we pay, or reserve for, that are attributable to the earnings of the Variable Account could affect the Net Investment Factor, which in turn affects your Account Value.  Under existing federal income tax law, however, the income (consisting primarily of interest, dividends and net capital gains) of the Variable Account, to the extent applied to increase reserves under the Policy, is not taxable to us.  Similarly, no state or local income taxes are currently attributable to the earnings of the Variable Account.  Therefore, we do not take any federal, state or local taxes into account when determining the Net Investment Factor.  We may take taxes into account when determining the Net Investment Factor in future years if, due to a change in law, our tax status or otherwise, such taxes are attributable to the earnings of the Variable Account.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law.  These benefits, which reduce our overall corporate income tax liability, may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the Variable Account, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Variable Account receives and (ii) under applicable income tax law, policyowners are not the owners of the assets generating the benefits.

Taxation of Policy Proceeds

Section 7702 of the Code provides certain tests for whether a policy will be treated as a “life insurance contract” for tax purposes.  Provided that the policyowner of the Policy has an insurable interest in the Insured, we believe that the Policy meets these tests, and thus should receive the same federal income tax treatment as a fixed life insurance contract.  As such, the Death Benefit under the Policy will generally be eligible for exclusion from the gross income of the beneficiary under Section 101 of the Code, and the policyowner will not be deemed to be in constructive receipt of the increases in Cash Surrender Values, including additions attributable to interest, dividends, appreciation or gains realized upon transfers among the Sub-Accounts and the Fixed Account, until actual receipt thereof.

However, You may be taxed on all of the accumulated income under the Policy on its maturity date and there can be no assurance that an election to extend the maturity date of the Policy will avoid that result.  In addition, a corporate owner may be subject to alternative minimum tax on the annual increases in Cash Surrender Values and on the portion of the Death Benefit under the Policy that exceeds its Cash Surrender Value.

To qualify as a life insurance contract under Section 7702, the Policy must satisfy certain actuarial requirements.  Section 7702 requires that actuarial calculations be based on mortality charges that meet the “reasonable mortality charge” requirements set forth in the Code, and other charges reasonably expected to be actually paid that are specified in the Policy.  The law relating to reasonableness standards for mortality and other charges is based on statutory language and certain IRS pronouncements that do not address all relevant issues.  Accordingly, although we believe that the mortality and other charges that are used in the calculations (including those used with respect to Policies issued to so-called “sub-standard risks”) meet the applicable requirements, we cannot be certain.  It is possible that future regulations will contain standards that would require us to modify the mortality and other charges used in the calculations, and we reserve the right to make any such modifications.

For a variable contract like the Policy to qualify as life insurance for federal income tax purposes, it also must comply with the investment diversification rules found in Section 817 of the Code.  We believe that the Variable Account complies with the diversification requirements prescribed by Section 1.817-5 of the Treasury Regulations.  The IRS has stated that satisfaction of the diversification requirements described above by itself does not prevent a contract owner from being treated as the owner of separate account assets under an “owner control” test.  If a contract owner is treated as the owner of separate account assets for tax purposes, the contract owner would be subject to taxation on the income and gains from the separate account assets.  In published revenue rulings through 1982 and then again in 2003, the IRS has stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise control over the investment of the assets.  In Rev. Rul. 2003-91, the IRS considered certain variable annuity and variable life insurance contracts and concluded that the owners of the variable contracts would not be considered the owners of the contracts underlying assets for federal income tax purposes.

Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract possesses sufficient incidents of ownership over the assets underlying the variable contract so as to be deemed the owner of those assets for federal income tax purposes will depend on all the facts and circumstances.  We do not believe that the differences between the Policy and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the ability to transfer among investment choices should prevent the holding in Rev. Rul. 2003-91 from applying.  Nevertheless, You should consult with a competent tax adviser on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities You may undertake with respect to the Policy.

The guidelines in Rev. Rul. 2003-91 do not address the treatment of a policyholder which is, or which is affiliated with, an investment manager.  Any investment manager or affiliate who purchases a Policy assumes the risk that it may be treated as the owner of the investments underlying the Policy under the “owner control” rules because of the investment manager’s control over assets held under the Policy.  However, because the diversification rules would permit an investment manager (or its affiliate) to hold a direct investment in an investment option under the Policy, we do not believe that the application of the “owner control” rules to an investment manager (or its affiliate) should affect You.

In the future, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject.  Accordingly, we reserve the right to modify the Policy as necessary to attempt to prevent You from being considered the owner, for tax purposes, of the underlying assets.  We also reserve the right to notify You if we determine that it is no longer practicable to maintain the Policy in a manner that was designed to prevent You from being considered the owner of the assets of the Variable Account.  You bear the risk that You may be treated as the owner of Variable Account assets and taxed accordingly.

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a Modified Endowment Contract under Section 7702A of the Code.  Due to the flexibility of the payment of premiums and other rights You have under the Policy, classification of the Policy as a Modified Endowment Contract will depend upon the individual operation of each Policy.  A Policy is a Modified Endowment Contract if the aggregate amount paid under the Policy at any time during the first seven Policy Years exceeds the sum of the net level premiums that would have been paid on or before such time if the Policy provided for paid up future benefits after the payment of seven level annual premiums.  If there is a reduction in benefits during the first seven Policy Years, the foregoing computation is made as if the Policy originally had been issued at the reduced benefit level.  If there is a “material change” to the Policy, the seven year testing period for Modified Endowment Contract status is restarted.  A life insurance contract received in exchange for a Modified Endowment Contract also will be treated as a Modified Endowment Contract.

We have undertaken measures to prevent payment of a premium from inadvertently causing the Policy to become a Modified Endowment Contract.  In general, You should consult a qualified tax adviser before undertaking any transaction involving the Policy to determine whether such a transaction would cause the Policy to become a Modified Endowment Contract.

If a Policy is not a Modified Endowment Contract, cash distributions from the Policy are treated first as a nontaxable return of the owner’s “Investment in the Policy” and then as a distribution of the income earned under the Policy, which is subject to ordinary income tax.  (An exception to this general rule occurs when a cash distribution is made in connection with certain reductions in the death benefit under the Policy in the first fifteen contract years.  Such a cash distribution is taxed in whole or in part as ordinary income.)  Loans from, or secured by, a Policy that is not a Modified Endowment Contract generally are treated as bona fide indebtedness, and thus are not included in the owner’s gross income.

If a Policy is a Modified Endowment Contract, distributions from the Policy are treated as ordinary income subject to ordinary income tax up to the amount equal to the excess of the Account Value (which includes unpaid policy loans) immediately before the distribution over the Investment in the Policy (as defined below).  Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are taxed in the same manner as distributions from the Policy.  A 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, a Modified Endowment Contract that is included in income except when the distribution or loan is made on or after the owner attains age 59 ½, is attributable to the policyowner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies ) of the policyowner and the policyowner’s Beneficiary.  These exceptions are not likely to apply where the Policy is not owned by an individual (or held in trust for an individual).  For purposes of the computations described in this paragraph, all Modified Endowment Contracts issued by us to the same policyowner during any calendar year are treated as one Modified Endowment Contract.

There are substantial limits on the deductibility of policy loan interest.  You should consult a qualified tax adviser regarding such deductions.

Upon the complete maturity, surrender or lapse of the Policy, the amount by which the sum of the Policy’s Cash Surrender Value and any unpaid Policy Debt exceeds the policyowner’s “Investment in the Policy” (as defined below) is treated as ordinary income subject to tax and the 10% additional tax discussed above may apply also.  Any loss incurred upon surrender generally is not deductible.  Any corporation that is subject to the alternative minimum tax will also have to make a separate computation of the Investment in the Policy and the gain resulting from the maturity of the Policy, or a surrender or lapse of the Policy for purposes of that tax.

The term “Investment in the Policy” means-

- - -
the aggregate amount of any premiums or other consideration paid for a Policy, minus the aggregate amount received under the Policy which is excluded from the policyowner’s gross income (other than loan amounts), plus the amount of any loan from, or secured by, the Policy that is a Modified Endowment Contract (as defined above) to the extent that such amount is included in the policyowner’s gross income.

The “Investment in the Policy” is increased by any unpaid Policy Debt on a Policy that is a Modified Endowment Contract in order to prevent double taxation of income.  Since the Policy Debt was treated as a taxable distribution at the time the Policy Debt was incurred, the failure to increase the “Investment in the Policy” by the Policy Debt would cause such amount to be taxed again upon a Policy surrender or lapse.

The amount realized that is taken into account in computing the gain on the complete surrender or lapse of a Policy will include any unpaid Policy Debt on a Policy that is a Modified Endowment Contract even though that amount has already been treated as a taxable distribution.

If a Policy is not a Modified Endowment Contract, then the Investment in the Policy is not affected by the receipt of a loan from, or secured by a Policy.

Whether or not the Policy is a Modified Endowment Contract, however, no payment of the principal of, or the interest due under, any loan from or secured by a Policy will affect the amount of the Investment in the Policy.

A policyowner generally will not recognize gain upon the exchange of the Policy for another life insurance policy issued by us or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of policy indebtedness as a result of the exchange.  In no event will the gain recognized exceed the amount by which the Policy’s Account Value (which includes unpaid policy loans) exceeds the policyowner’s Investment in the Policy.

A transfer of the Policy, a change in the policyowner, a change in the beneficiary, certain other changes to the Policy and particular uses of the Policy (including use in a so called “split-dollar” arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser.  For instance, if You transfer the Policy or designate a new policyowner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in your taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums and other amounts paid later by the transferee.  Further, in such a case, if the consideration received exceeds your Investment in the Policy, the difference will be taxed to You as ordinary income.

The Pension Protection Act of 2006 added a new section to the Code that denies the tax-free treatment of death benefits payable under an employer-owned life insurance contract unless certain notice and consent requirements are met and either (1) certain rules relating to the insured employee’s status are satisfied or (2) certain rules relating to the payment of the “amount received under the contract” to, or for the benefit of, certain beneficiaries or successors of the insured employee are satisfied.  The new rules apply to life insurance contracts owned by corporations (including S corporations), individual sole proprietors, estates and trusts and partnerships that are engaged in a trade or business.  Any business contemplating the purchase of a Policy on the life of an employee should consult with its legal and tax advisors regarding the applicability of the new legislation to the proposed purchase.

A tax adviser should also be consulted with respect to the 2003 split dollar regulations if You have purchased or are considering the purchase of a Policy for a split dollar insurance plan.  Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser.  There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.
Federal, as well as state and local, estate, inheritance and other tax consequences of ownership or receipt of Policy Proceeds will depend on your individual circumstances and those of the beneficiary.

Withholding

We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold.  The Owner may credit against his or her federal income tax liability for the year of distribution any amounts that we withhold.

Tax Return Disclosure

We believe that the purchase of a Policy is not currently subject to the tax return disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4.  However, it is your responsibility, in consultation with your tax and legal counsel and advisers, to make your own determination as to the applicability of the disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4 to your federal tax return.

Under IRC Section 6111 and Temporary Treasury Regulation Section 301.6111, we are required to register with the IRS any offerings or sales of Policies that are considered tax shelters.  We believe that registration would not be required under current regulations with respect to sales of the offering or sale of a Policy.

We believe that the customer list requirements of IRC Section 6112 and Treasury Regulation Section 301.6112-1 are not currently applicable to such offerings and sales.

Distribution of Policy

The Policy is offered on a continuous basis.  The Policy is sold by licensed insurance agents ("Selling Agents") in those states where the Policy may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company") pays the Selling Broker-Dealers compensation for the promotion and sale of the Policy.  The Selling Agents who solicit sales of the Policy typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the Policy Owner or the Variable Account.  The Company intends to recoup this compensation through fees and charges imposed under the Policy, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 105% of the first Target Premium.  Target Premium varies based on the Insured's age, sex and rating class.  Commissions will not exceed 30% of the second Target Premium received, 10% of Target Premiums three through five and 7.5% of Target Premiums six through ten.  Commissions will not exceed 2% on premiums received in excess of ten Target Premiums or on any premium received in Policy Years 11 and thereafter.  If an Enhanced Cash Surrender Value Rider is attached to the Policy, commissions will not exceed 20% of premiums received up to ten Target Premiums, 2% of premiums received in excess of ten Target Premiums and 2% of any premium received in Policy Years 11 and thereafter.

The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by NASD rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments (in certain circumstances referred to as “override” compensation) or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars.  The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual aggregate sales of our variable policies (including the Policy), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.  Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

In addition to selling our variable policies (including the Policy), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company.  Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates.  The potential profits for a Selling Broker-Dealer or its affiliate associated with such reinsurance arrangements could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate.  The operation of an individual policy is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of the Policy.

Voting Rights

We are the legal owner of all shares of the Funds held in the Sub-Accounts of the Variable Account, and as such have the right to vote upon matters that are required by the Investment Company Act of 1940 to be approved or ratified by the shareholders of the Funds and to vote upon any other matters that may be voted upon at a shareholders' meeting.  We will, however, vote shares held in the Sub-Accounts of the Variable Account in accordance with instructions received from policyowners who have an interest in those respective Sub-Accounts. As a result of proportional voting, the instructions of a small number of policyowners could determine the outcome of a proposal subject to shareholder vote.

We will vote shares held in each Variable Sub-Account for which no timely instructions from policyowners are received, together with shares not attributable to a Policy, in the same proportion as those shares in that Variable Sub-Account for which instructions are received.  Should the applicable federal securities laws change so as to permit us to vote shares held in the Variable Account in our own right, we may elect to do so.

The number of shares in each Variable Sub-Account for which a policyowner may give instructions is determined by dividing the portion of the Account Value derived from participation in that Variable Sub-Account, if any, by the value of one share of the corresponding Fund.  We will determine the number as of a date we choose, but not more than 90 days before the shareholders' meeting.  Fractional votes are counted.  Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

We may, if required by state insurance regulators, disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract.  In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove of those changes in accordance with applicable federal regulations.  If we disregard voting instructions, we will advise You of that action and our reasons for it in our next communication to policyowners.

Other Information
State Regulation

We are subject to the laws of Delaware governing life insurance companies and to regulation by Delaware's Commissioner of Insurance, whose agents periodically conduct an examination of our financial condition and business operations.  We are also subject to the insurance laws and regulations of the jurisdictions in which we are authorized to do business.

We are required to file an annual statement with the insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

Legal Proceedings

There are no pending legal proceedings which would have a material adverse effect on the Variable Account.  We are engaged in various kinds of routine litigation which, in our judgment, is not material to the Variable Account.

Experts

Actuarial matters concerning the Policy have been examined by Olga Rasin, FSA, MAAA, Associate Product Officer.

Registration Statements

This prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Policy.  It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement.  You should refer to the registration statement for further information concerning the Variable Account, Sun Life of Canada (U.S.), the mutual fund investment options and the Policy.

Financial Statements

Our financial statements, provided in the Statement of Additional Information, should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks.  They should not be considered as bearing on the investment performance of the Fund shares held in the Variable Account.  Instructions on how to obtain the Statement of Additional Information are provided on the last page of this prospectus.

Appendix A
Glossary of Terms

Account Value-The sum of the amounts in each Variable Sub-Account and the Fixed Account with respect to a Policy.  Account Value does not include Policy Debt.  Policy Debt, which includes the amount of loans and interest charged, is not deducted from Account Value.  It is reflected in the amounts received upon surrender or payment of Policy Proceeds.  It is also reflected in the amount of total Account Value that may be borrowed against.

Anniversary-The same day in each succeeding year as the day of the year corresponding to the policy date.

Attained Age-The Insured's Issue Age plus the number of completed Policy Years.

Business Day-Any day that we are open for business.

Cash Value-Account Value less any surrender charges.

Cash Surrender Value-The Cash Value decreased by the balance of any outstanding Policy Debt.

Class-The risk and underwriting classification of the Insured.

Due Proof-Such evidence as we may reasonably require in order to establish that a benefit is due and payable.  Generally, evidence will consist of the Insured’s death certificate.

Effective Date of Coverage-Initially, the Investment Start Date; with respect to any increase in the Specified Face Amount, the Anniversary that falls on or next follows the date we approve the supplemental application for that increase; with respect to any decrease in the Specified Face Amount, the Monthly Anniversary Day that falls on or next follows the date we receive your request.

Fixed Account-The portion of the Account Value funded by assets invested in our general account.

Flat Extra-An additional charge imposed if the Insured is a substandard risk. It is a flat dollar charge per $1000 of Specified Face Amount and any Supplemental Insurance Rider Face Amount.

Fund-A mutual fund portfolio in which a Variable Sub-Account invests.

Initial Premium-The amount necessary to put the coverage in force.  Generally, this is two Minimum Monthly Premiums. The Initial Premium is shown in the Policy.

Insured-The person on whose life a Policy is issued.

Investment Start Date-The date the first premium is applied, which will be the later of the Issue Date, the policy date or the Valuation Date we receive a premium equal to or in excess of the Minimum Initial Premium.

Issue Age-The Insured's age as of the Insured's birthday nearest the policy date.

Issue Date-The date we produce a Policy from our system as specified in the Policy.

Minimum Monthly Premium- The initial premium is two Minimum Monthly Premiums.  The Minimum Monthly Premium is determined by the Specified Face Amount, death benefit option election, optional rider election and risk and underwriting classification of the Insured.

Monthly Anniversary Day-The same day in each succeeding month as the day of the month corresponding to the policy date.

Monthly Cost of Insurance-A deduction made on a monthly basis for the Specified Face Amount provided by the Policy and for the Waiver of Monthly Deductions rider, Payment of Stipulated Amount rider, Supplemental Insurance rider and Enhanced Cash Surrender Benefit rider.

Monthly Expense Charge-A per Policy deduction made on a monthly basis for administration and other expenses.

Mortality and Expense Risk Charge-The annual rate deducted monthly from the Account Value for the mortality and expense risk we assume by issuing the Policy.

No-Lapse Guarantee Period- The term when the Policy will not terminate if the premiums paid less partial withdrawals less Policy Debt exceed the sum of Minimum Monthly Premiums from the policy date to the Valuation Date.  The No-Lapse Guarantee Period is based on the Insured's age.  It may vary in length by state but may not exceed 20 years.

Policy-The form issued by Sun Life Assurance Company of Canada (U.S.) and is a contract between the policyowner and the Company.

Policy Application-The application for a Policy, a copy of which is attached to and incorporated in the Policy.

Policy Debt-The principal amount of any outstanding loan against the Policy, plus accrued but unpaid interest on such loan.

Policy Month-A Policy Month is a one-month period commencing on the policy date or any Monthly Anniversary Day and ending on the next Monthly Anniversary Day.

Policy Net Amount at Risk-The Policy Net Amount at Risk is based on the insurance coverage provided by the base Policy and does not include any insurance coverage provided by rider.

Policy Proceeds-The amount determined in accordance with the terms of the Policy which is payable at the death of the Insured.  This amount is the death benefit, decreased by the amount of any outstanding Policy Debt and any unpaid charges and deductions, and increased by the amounts payable under any supplemental benefits.

Policy Year-A Policy Year is a one-year period commencing on the policy date or any Anniversary and ending on the next Anniversary.

Premium Expense Charge-A percentage charge deducted from each premium payment.

Principal Office-Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or such other address as we may hereafter specify to You by written notice.

Processing Date-The first Valuation Date on or next following a Monthly Anniversary Day.

Rider Net Amount at Risk-The Rider Net Amount at Risk is based on the insurance coverage provided by the Supplemental Insurance Rider.

Specified Face Amount-The amount of life insurance coverage You request as specified in the Policy.

Sub-Accounts-Sub-accounts into which the assets of the Variable Account are divided, and the Fixed Account.

Target Premium-An amount of premium specified as such in the Policy, used to determine the amount of commissions paid by the Company to the Selling Broker-Dealer.

Unit-A unit of measurement that we use to calculate the value of each Variable Sub-Account.

Unit Value-The value of each Unit of assets in a Variable Sub-Account.

Valuation Date-Any day that the New York Stock Exchange is open for business.  We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on a Valuation Date.

Valuation Period-The period of time from one Valuation Date to the next Valuation Date.

Variable Account-Sun Life of Canada (U.S.) Variable Account I.

Variable Sub-Accounts- Sub-accounts into which the assets of the Variable Account are divided, each of which corresponds to an investment choice available to You.

You-is the owner of the Policy.

Appendix B
Table of Death Benefit Percentages

Age	Applicable Percentage	Age	Applicable Percentage
20	250%	60	130%
21	250%	61	128%
22	250%	62	126%
23	250%	63	124%
24	250%	64	122%
25	250%	65	120%
26	250%	66	119%
27	250%	67	118%
28	250%	68	117%
29	250%	69	116%
30	250%	70	115%
31	250%	71	113%
32	250%	72	111%
33	250%	73	109%
34	250%	74	107%
35	250%	75	105%
36	250%	76	105%
37	250%	77	105%
38	250%	78	105%
39	250%	79	105%
40	250%	80	105%
41	243%	81	105%
42	236%	82	105%
43	229%	83	105%
44	222%	84	105%
45	215%	85	105%
46	209%	86	105%
47	203%	87	105%
48	197%	88	105%
49	191%	89	105%
50	185%	90	105%
51	178%	91	104%
52	171%	92	103%
53	164%	93	102%
54	157%	94	101%
55	150%	95+	100%
56	146%
57	142%
58	138%
59	134%

Appendix C
Privacy Policy

Introduction

At the Sun Life Financial group of companies, protecting your privacy is important to us.  Whether you are an existing customer or considering a relationship with us, we recognize that you have an interest in how we may collect, use and share information about you.

Sun Life Financial has a long tradition of safeguarding the privacy of its customers’ information. We understand and appreciate the trust and confidence you place in us, and we take seriously our obligation to maintain the confidentiality and security of your personal information.

We invite you to review this Privacy Policy which outlines how we use and protect that information.

Collection of Nonpublic Personal Information by Sun Life Financial

Collecting personal information from you is essential to our ability to offer you high-quality investment, retirement and insurance products.  When you apply for a product or service from us, we need to obtain information from you to determine whether we can provide it to you.  As part of that process, we may collect information about you, known as nonpublic personal information, from the following sources:

-	Information we receive from you on applications or other forms, such as your name, address, social security number and date of birth;
-	Information about your transactions with us, our affiliates or others, such as other life insurance policies or annuities that you may own; and
-	Information we receive from a consumer reporting agency, such as a credit report.

Limited Use and Sharing of Nonpublic Personal Information by Sun Life Financial

We use the nonpublic personal information we collect to help us provide the products and services you have requested and to maintain and service your accounts.  Once we obtain nonpublic personal information from you, we do not disclose it to any third party except as permitted or required by law.

We may share your nonpublic personal information within Sun Life Financial to help us develop innovative financial products and services and to allow our member companies to inform you about them.  The Sun Life Financial group of companies provides a wide variety of financial products and services including individual life insurance, individual fixed and variable annuities and group life, disability, and medical stop-loss insurance.

We also may disclose your nonpublic personal information to companies that help in conducting our business or perform services on our behalf, or to other financial institutions with which we have joint marketing agreements.  Sun Life Financial is highly selective in choosing these companies, and we require them to comply with strict standards regarding the security and confidentiality of our customers’ nonpublic personal information.  These companies may use and disclose the information provided to them only for the purpose for which it is provided, as permitted by law.

There also may be times when Sun Life Financial is required to disclose its customers’ nonpublic personal information, such as when complying with federal, state or local laws, when responding to a subpoena, or when complying with an inquiry by a governmental agency or regulator.

Our Treatment of Information About Former Customers

Our protection of your nonpublic personal information extends beyond the period of your customer relationship with us.  If your customer relationship with us ends, we will not disclose your information to nonaffiliated third parties other than as permitted or required by law.

Security of Your Nonpublic Personal Information

We maintain physical, electronic and procedural safeguards that comply with federal and  state regulations to safeguard your nonpublic personal information from unauthorized use or improper access.

Employee Access to Your Nonpublic Personal Information

We restrict access to your nonpublic personal information to those employees who have a business need to know that information in order to provide products or services to you or to maintain your accounts.  Our employees are governed by a strict code of conduct and are required to maintain the confidentiality of customer information.

The following Sun Life Financial member companies have adopted this Notice.  Other Sun Life Financial affiliated companies have adopted their own privacy policies.  Please check their websites for details.

Insurance Companies	Distributors/Broker-Dealers/Underwriters

Sun Life Assurance Company of Canada (U.S. Operations)	Clarendon Insurance Agency, Inc.
Sun Life Assurance Company of Canada (U.S.)	Sun Life Financial Distributors, Inc.
Sun Life Insurance and Annuity Company of New York	IFMG of Oklahoma, Inc.
Independence Life and Annuity Company	IFS Agencies, Inc.
IFS Agencies of Alabama, Inc.
IFS Agencies of New Mexico, Inc.
IFS Insurance Agencies of Ohio, Inc.
IFS Insurance Agencies of Texas, Inc.
Independent Financial Marketing Group, Inc.
IFMG Securities, Inc.
LSC Insurance Agency of Arizona, Inc.

The SAI includes additional information about Sun Life of Canada (U.S.) Variable Account I and is incorporated herein by reference.  The SAI and personalized illustrations of death benefits, cash surrender values and cash values are available upon request, at no charge.  You may make inquiries about the Policy, request an SAI and request a personalized illustration by calling 1-800-838-9673.

You can review and copy the complete registration statement (including the SAI) which contains additional information about us, the Policy and the Variable Account at the SEC's Public Reference Room in Washington, D.C.  To find out more about this public service, call the Securities and Exchange Commission at 202-551-8090.  Reports and other information about the Policy and its mutual fund investment options are also available on the SEC's website (www.sec.gov), or you can receive copies of this information, for a duplication fee, by writing the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C.  20549-0102.

Securities Act of 1933 File No. 333-143354
Investment Company Act. File No. 811-09137

PART B

STATEMENT OF ADDITIONAL INFORMATION

SUN PRIME VUL

VARIABLE UNIVERSAL LIFE POLICY

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I

September 15, 2007

This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Sun Prime Variable Universal Life Insurance prospectus, dated September 15, 2007.  The prospectus is available, at no charge, by writing Sun Life Assurance Company of Canada (U.S.)("the Company") at One Sun Life Executive Park, Wellesley Hills, MA  02481 or calling 1-800-838-9673.

TABLE OF CONTENTS

THE COMPANY AND THE VARIABLE ACCOUNT	2
CUSTODIAN	2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
DISTRIBUTION AND UNDERWRITING OF POLICY	2
THE POLICY	3
FINANCIAL STATEMENTS OF SEPARATE ACCOUNT I	5
FINANCIAL STATEMENTS OF THE COMPANY

THE COMPANY AND THE VARIABLE ACCOUNT

Sun Life Financial Inc. ("Sun Life Financial"), a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges, is the ultimate corporate parent of Sun Life Assurance Company of Canada (U.S.). Sun Life Financial ultimately controls Sun Life Assurance Company of Canada (U.S.) through the following intervening companies:  Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, Sun Life Financial (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., and Sun Life Financial Corp.  Sun Life Assurance Company of Canada (U.S) is a stock life insurance company incorporated under the laws of Delaware on January 12, 1970.

Sun Life of Canada (U.S.) Variable Account I was established in accordance with Delaware law on December 1, 1998 and is registered as a unit investment trust.

CUSTODIAN

We are the Custodian of the assets of the Variable Account.  We will purchase Fund shares at net asset value in connection with amounts allocated to the Variable Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account and paying charges relative to the Variable Account. The Variable Account will be fully funded at all times for purposes of Federal securities laws.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The auditor of the consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account I is Deloitte & Touche LLP, an independent registered public accounting firm.  Deloitte & Touche LLP is located at 200 Berkeley Street, Boston, MA 02116.

DISTRIBUTION AND UNDERWRITING OF THE POLICY

The Policy is offered on a continuous basis.  The Policy is sold by licensed insurance agents ("Selling Agents") in those states where the Policy may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company"), pays the Selling Broker-Dealers compensation for the promotion and sale of the Policy.  The Selling Agents who solicit sales of the Policy typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the Policy Owner or the Variable Account.  The Company intends to recoup this compensation through fees and charges imposed under the Policy, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 105% of the first target premium.  Target premium varies based on the Insured's age, sex and rating class.  Commissions will not exceed 30% of the second target premium received, 10% of target premiums three through five and 7.5% of target premiums six through ten.  Commissions will not exceed 2% on premiums received in excess of ten target premiums or on any premium received in Policy Years 11 and thereafter.  If an Enhanced Cash Surrender Value Rider is attached to the Policy, commissions will not exceed 20% of premiums received up to ten target premiums, 2% of premiums received in excess of ten target premiums and 2% of any premium received in Policy Years 11 and thereafter.

The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by NASD rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments (in certain circumstances referred to as “override” compensation) or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars.  The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual aggregate sales of our variable policies (including the Policy), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.  Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

In addition to selling our variable policies (including the Policy), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company.  Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates.  The potential profits for a Selling Broker-Dealer or its affiliate associated with such reinsurance arrangements could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate.  The operation of an individual policy is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with our purchase of the Policy.

THE POLICY

To apply for a Policy, you must submit an application to our Principal Office.  We will then follow underwriting procedures designed to determine the insurability of the proposed Insured.  We offer the Policy on a regular (or medical) underwriting and simplified underwriting basis.  We may require medical examinations and further information before the proposed application is approved.  Simplified underwriting is available to certain groups of insureds, with all Insureds meeting certain other underwriting requirements.  We must pre-approve any simplified underwriting arrangements.  Proposed Insureds must be acceptable risks based on our underwriting limits and standards.  A Policy cannot be issued until the underwriting process has been completed to our satisfaction.  We reserve the right to reject an application that does not meet our underwriting requirements or to apply extra charges for the underwriting classification for an Insured which will result in increased Monthly Cost of Insurance charges. The rates for the Policy will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.   The rates for the Policy if the Long Term Accumulation Rider is attached will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables.

Premium Expense Charge.   We will deduct a charge from each premium payment upon receipt.  Two percent of the charge is used to pay federal, state and local tax obligations and does not vary by state. The remainder of the Premium Expense Charge is a sales load used for agent compensation and other at issue costs.  If the Long Term Accumulation Rider is not attached to the Policy, the current Premium Expense Charge is 6.50% in all Policy Years and will not exceed 8.25%.  If the Long Term Accumulation Rider is attached to the Policy, the Premium Expense Charge is currently 15.00% in all Policy Years and is guaranteed not to exceed 15.00% in any Policy Year.

Increase in Face Amount.  After the first policy anniversary, you may request an increase in the Specified Face Amount.  You must provide satisfactory evidence of the Insured's insurability.  Once requested, an increase will become effective at the next policy anniversary following our approval of your request.  The Policy does not allow for an increase if the Insured's Attained Age is greater than 80 on the effective date of the increase.

If there are increases in the Specified Face Amount other than increases caused by changes in the death benefit option, the cost of insurance charge is determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount.  In calculating the net amount at risk, your Account Value will first be allocated to the initial death benefit and then to each increase in the Specified Face Amount in the order in which the increases were made.

FINANCIAL STATEMENTS

The financial statements of the Variable Account and Sun Life Assurance Company of Canada (U.S.) will be included in this Statement of Additional Information by amendment.  The consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) will be provided as relevant to its ability to meet its financial obligations under the Policies and should not be considered as bearing on the investment performance of the assets held in the Variable Account.